3/20

03007572

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thai Farmers Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2003
THOMSON FINANCIAL

FILE NO. 82- 4922

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DATE : 3/20/03

03 MAR 20 AM 7:21

Thai Farmers Bank
Public Company Limited

By Appointment to H.M. The King of Siam

Tida Samalapa
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 056/2003

March 5, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

AR/S
12-31-02

RECD S.E.C.
MAR 7 - 2003
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

[signature]

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749 Registration No.PCL. 105

kpmg

KPMG Audit (Thailand) Limited
บริษัท เคพีเอ็มจี ออดิท (ประเทศไทย) จำกัด

G.P.O. BOX 2685
Bangkok 10500
Thailand

21st –22nd Floor, Empire Tower
195 South Sathorn Road, Yannawa
Sathorn, Bangkok 10120
Thailand

Telephone: 66 (2) 677 2000
Telefax: 66 (2) 677 2222

Auditor's Report

To the Shareholders of Thai Farmers Bank Public Company Limited:

I have audited the consolidated balance sheet of Thai Farmers Bank Public Company Limited and subsidiaries as at December 31, 2002 and the consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended and the separate financial statements of Thai Farmers Bank Public Company Limited for the same period. The Bank's management is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated financial statements of Thai Farmers Bank Public Company Limited and subsidiaries and the separate financial statements of Thai Farmers Bank Public Company Limited for the year ended December 31, 2001 were audited by another auditor in the same office, whose report dated February 12, 2002, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thai Farmers Bank Public Company Limited and subsidiaries as at December 31, 2002 and the consolidated results of their operations and cash flows for the year then ended and the separate financial position and the results of its operations and cash flows of Thai Farmers Bank Public Company Limited for the same period, in conformity with generally accepted accounting principles.

kpmg

Without qualifying my opinion, I draw attention to Note 2.3 to the financial statements. The operations of Thai Farmers Bank Public Company Limited and its subsidiaries may continue to be affected by the economic conditions in Thailand and the Asia Pacific Region in general.

Supot Singhasaneh
Certified Public Accountant
Registration Number 2826

KPMG Audit (Thailand) Limited
Bangkok, February 12, 2003

kpmg

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

DECEMBER 31, 2002 AND 2001

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
ASSETS				
Cash	9,764,205,922.40	12,142,514,381.88	9,764,122,407.65	12,142,412,381.88
Interbank and money market items (Note 4.2)				
Domestic items				
Interest bearing	3,457,672,904.15	894,582,240.37	3,385,334,109.66	384,741,067.08
Non-interest bearing	4,489,524,681.61	3,294,828,518.77	4,494,663,469.16	3,295,628,283.39
Foreign items				
Interest bearing	86,532,213,914.44	160,119,894,180.23	86,532,213,914.44	160,119,894,180.23
Non-interest bearing	360,919,334.47	795,575,901.47	360,919,334.47	795,575,901.47
Total Interbank and Money Market Items - net	94,840,330,834.67	165,104,880,840.84	94,773,130,827.73	164,595,839,432.17
Securities purchased under resale agreements (Note 4.3)	18,400,000,000.00	3,700,000,000.00	18,400,000,000.00	3,700,000,000.00
Investments (Notes 3.4, 4.4 and 4.25)				
Current investments - net	72,699,392,489.00	28,348,351,515.23	72,310,121,353.72	28,348,351,515.23
Long-term investments - net	90,884,228,616.39	93,325,287,653.71	79,212,635,426.62	76,939,249,759.26
Investments in subsidiaries and associated companies - net	1,280,376,526.26	1,427,040,248.88	7,245,945,739.47	8,177,701,409.57
Total Investments - net	164,863,997,631.65	123,100,679,417.82	158,768,702,519.81	113,465,302,684.06
Loans and accrued interest receivables (Note 4.5)				
Loans (Notes 3.5, 3.7 and 4.6)	506,202,917,373.38	476,486,785,486.16	496,525,046,750.68	466,139,990,926.36
Accrued interest receivables	3,410,052,280.14	4,072,508,087.87	1,934,392,812.56	2,102,811,356.90
Total Loans and Accrued Interest Receivables	509,612,969,653.52	480,559,293,574.03	498,459,439,563.24	468,242,802,283.26
Less Allowance for doubtful accounts (Notes 3.6 and 4.7)	(76,949,724,803.14)	(51,325,609,745.87)	(54,919,951,503.47)	(25,000,767,287.90)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 4.8)	(2,755,014,099.15)	(3,781,442,526.14)	(2,647,233,500.35)	(3,699,383,728.95)
Less Normalized provisioning (Notes 3.8 and 4.9)	(800,000,000.00)	-	(800,000,000.00)	-
Total Loans and Accrued Interest Receivables - net	429,108,230,751.23	425,452,241,302.02	440,092,254,559.42	439,542,651,266.41
Properties foreclosed - net (Notes 3.9 and 4.10)	15,086,828,304.41	14,852,450,152.14	11,068,607,580.17	11,634,406,639.66
Customers' liability under acceptances	597,096,484.15	611,508,834.65	597,096,484.15	611,508,834.65
Premises and equipment - net (Notes 3.10 and 4.12)	22,394,500,475.36	22,773,350,414.02	21,801,037,447.84	22,173,325,797.06
Deferred tax assets (Notes 3.11 and 4.13)	14,338,255.38	15,146,312.33	-	-
Accrued income receivables	1,949,493,102.31	1,855,689,941.26	1,883,698,623.95	1,792,916,047.32
Forward exchange contract revaluation	745,642,924.52	1,893,942,551.54	745,642,924.52	1,893,942,551.54
Other assets - net (Note 3.16)	3,017,408,434.22	3,096,570,669.97	2,807,958,299.29	2,833,088,908.13
Total Assets	760,782,073,120.30	774,598,974,818.47	760,702,251,674.53	774,385,394,542.88

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits (Note 4.14)				
Deposits in baht	649,141,061,291.00	660,609,489,513.55	649,748,041,872.97	660,923,281,920.61
Deposits in foreign currencies	2,252,107,008.63	3,922,242,010.82	2,252,107,008.63	3,922,242,010.82
Total Deposits	651,393,168,299.63	664,531,731,524.37	652,000,148,881.60	664,845,523,931.43
Interbank and money market items (Note 4.15)				
Domestic items				
Interest bearing	3,461,073,197.37	4,234,769,969.99	3,461,073,197.37	4,243,512,217.37
Non-interest bearing	1,788,470,188.12	1,373,841,745.94	1,788,470,188.12	1,373,841,745.94
Foreign items				
Interest bearing	258,049,516.38	8,034,680,034.75	258,049,516.38	8,034,680,034.75
Non-interest bearing	185,799,515.82	179,307,683.26	185,799,515.82	179,307,683.26
Total Interbank and Money Market Items	5,693,392,417.69	13,822,599,433.94	5,693,392,417.69	13,831,341,681.32
Liability payable on demand	3,422,940,128.54	3,455,518,602.37	3,422,940,128.54	3,455,518,602.37
Borrowings				
Long-term borrowings (Notes 4.16, 4.17 and 4.18)	48,555,994,109.78	48,747,607,946.39	48,555,994,109.78	48,747,607,946.39
Total Borrowings	48,555,994,109.78	48,747,607,946.39	48,555,994,109.78	48,747,607,946.39
Bank's liability under acceptances	597,096,484.15	611,508,834.65	597,096,484.15	611,508,834.65
Deferred tax liabilities (Notes 3.11 and 4.13)	4,062,196,492.70	3,738,463,537.34	4,062,196,492.70	3,738,463,537.34
Forward exchange contract revaluation	1,625,905,192.44	351,274,404.98	1,625,905,192.44	351,274,404.98
Accrued interest payables	3,030,042,472.47	3,685,151,716.33	3,030,042,472.47	3,685,151,716.33
Other liabilities	6,955,923,241.78	8,214,886,716.06	6,639,519,926.19	8,047,460,752.80
Total Liabilities	725,336,658,839.18	747,158,742,716.43	725,627,236,105.56	747,313,851,407.61

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
Shareholders' equity				
Share capital (Note 4.18)				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00	5,473,450.00
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00	5,473,450.00
2,352,547,372 ordinary shares, Baht 10 par value	23,525,473,720.00	23,525,473,720.00	23,525,473,720.00	23,525,473,720.00
Warrants and premium on warrants (Note 4.17)	-	2,520,432,919.21	-	2,520,432,919.21
Premium on expired warrants (Note 4.17)	5,520,432,199.21	2,999,999,280.00	5,520,432,199.21	2,999,999,280.00
Premium on share capital				
Premium on preferred shares (Note 4.18)	27,367,250.00	27,367,250.00	27,367,250.00	27,367,250.00
Premium on ordinary shares	49,478,139,190.49	49,478,139,190.49	49,478,139,190.49	49,478,139,190.49
Appraisal surplus (Notes 3.10 and 4.12)	6,367,116,972.81	6,515,961,788.31	6,367,116,972.81	6,515,961,788.31
Revaluation surplus (deficit) on investments (Notes 3.4 and 4.4)	2,773,163,461.91	1,524,876,722.23	2,773,163,461.91	1,524,876,722.23
Retained earnings (deficit)				
Appropriated				
Legal reserve (Note 4.20)	800,000,000.00	800,000,000.00	800,000,000.00	800,000,000.00
Other reserves (Note 4.21)	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00
Unappropriated (deficit)	(80,097,450,675.45)	(87,001,481,184.97)	(80,097,450,675.45)	(87,001,481,184.97)
	35,075,015,568.97	27,071,543,135.27	35,075,015,568.97	27,071,543,135.27
Minority interests	370,398,712.15	368,688,966.77	-	-
Total Shareholders' Equity	35,445,414,281.12	27,440,232,102.04	35,075,015,568.97	27,071,543,135.27
Total Liabilities and Shareholders' Equity	760,782,073,120.30	774,598,974,818.47	760,702,251,674.53	774,385,394,542.88
Off-balance sheet items - contingencies (Note 4.26)				
Aval to bills and guarantees of loans	6,591,460,563.44	9,088,207,059.49	6,591,460,563.44	9,088,207,059.49
Liability under unmatured import bills	2,632,020,016.26	2,780,944,889.20	2,632,020,016.26	2,780,944,889.20
Letters of credit	8,875,631,993.17	6,529,421,619.69	8,875,631,993.17	6,529,421,619.69
Other contingencies	380,115,619,709.60	367,471,433,655.06	380,115,619,709.60	367,471,433,655.06

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	25,900,395,644.00	28,237,729,269.72	25,006,666,326.54	27,956,310,559.83
Interbank and money market items	3,577,886,090.84	5,255,063,778.55	3,575,109,741.23	5,246,856,306.24
Investments	6,430,280,792.02	5,509,678,453.93	4,756,086,614.10	4,615,121,613.66
Total Interest and Dividend Income	35,908,562,526.86	39,002,471,502.20	33,337,862,681.87	37,818,288,479.73
Interest expense (Note 3.3)				
Deposits	11,812,429,201.55	14,619,533,276.95	11,812,429,201.55	14,619,533,276.95
Interbank and money market items	310,711,951.61	1,033,353,213.79	310,711,951.61	1,033,353,213.79
Short-term borrowings	-	576,267,123.39	-	576,267,123.39
Long-term borrowings	5,163,071,118.01	5,197,841,688.23	5,163,071,118.01	5,197,841,688.23
Total Interest Expense	17,286,212,271.17	21,426,995,302.36	17,286,212,271.17	21,426,995,302.36
Net income from interest and dividend	18,622,350,255.69	17,575,476,199.84	16,051,650,410.70	16,391,293,177.37
Bad debt and doubtful accounts (reversal) (Notes 3.6 and 4.22)	(3,303,664,035.33)	(821,785,692.75)	(3,548,870,068.43)	(1,100,702,460.34)
Loss on debt restructuring (Notes 3.7 and 4.23)	4,226,605,282.22	2,979,592,809.76	3,548,870,068.43	2,390,702,460.34
Normalized provisions (Notes 3.8 and 4.9)	800,000,000.00	-	800,000,000.00	-
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	16,899,409,008.80	15,417,669,082.83	15,251,650,410.70	15,101,293,177.37
Non-interest income				
Gain (loss) on investments (Notes 3.4 and 4.4)	(34,605,861.78)	164,959,604.71	1,180,225,468.97	1,133,643,526.15
Share of profit (loss) from investments on equity method (Note 3.4)	56,809,166.68	(39,214,351.33)	(668,149,717.46)	(1,994,629,303.13)
Fees and service income				
Acceptances, aval and guarantees	567,948,150.83	813,527,629.63	567,948,150.83	813,527,629.63
Others	5,829,175,203.91	5,389,739,649.89	5,370,034,588.05	5,227,604,523.20
Gain on exchanges (Note 3.12)	984,688,579.81	1,224,280,920.68	984,688,579.81	1,224,280,920.68
Other income	591,332,705.07	624,981,136.86	554,077,018.59	598,858,624.05
Total Non-interest Income	7,995,347,944.52	8,178,274,590.44	7,988,824,088.79	7,003,285,920.58
Non-interest expenses				
Personnel expenses	5,300,393,568.57	7,320,902,663.07	5,120,935,132.90	7,146,371,241.11
Premises and equipment expenses (Notes 3.10 and 4.12)	3,425,042,839.77	3,409,058,076.00	3,350,715,148.43	3,334,889,658.64
Taxes and duties	1,600,399,054.86	1,530,314,001.23	1,557,938,965.95	1,484,653,412.72
Fees and service expenses	2,221,374,072.37	2,216,104,576.46	1,432,312,226.32	1,501,470,944.01
Directors' remuneration	48,764,299.72	33,430,929.58	42,341,799.72	27,069,404.99
Loss on impairment of properties foreclosed (Note 3.9)	758,866,767.72	3,029,605,506.29	557,872,623.46	2,918,359,120.77
Contributions to Financial Institutions Development Fund	2,732,417,102.88	2,667,251,373.31	2,732,417,102.88	2,667,251,373.31
Other expenses	2,175,038,936.54	1,709,952,314.05	1,876,307,413.02	1,391,989,477.59
Total Non-interest Expenses	18,262,296,642.43	21,916,619,439.99	16,670,840,412.68	20,472,054,633.14
Income before income tax	6,632,460,310.89	1,679,324,233.28	6,569,634,086.81	1,632,524,464.81
Income tax expense (Notes 3.11 and 4.24)	(75,019,067.43)	661,193,962.83	(114,749,799.08)	624,074,200.32
Net income before minority interests	6,707,479,378.32	1,018,130,270.45	6,684,383,885.89	1,008,450,264.49
Minority interests in net income	(23,095,492.43)	(9,680,005.96)	-	-
Net income	6,684,383,885.89	1,008,450,264.49	6,684,383,885.89	1,008,450,264.49
Basic earnings per share (Note 3.17)	2.84	0.43	2.84	0.43
Number of the weighted average number of ordinary shares (shares)	2,352,547,372	2,352,547,372	2,352,547,372	2,352,547,372

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Consolidated							
	Issued and Fully Paid-up Share Capital	Warrants	Premium on Share Capital	Appraisal Surplus	Revaluation Surplus (Deficit) on Investments	Deficit	Minority Interests	Total
	Baht	Baht	Baht	Baht	Baht	Baht	Baht	Baht
Beginning balance as of December 31, 2000	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,630,468,050.42	1,090,619,354.98	(60,698,211,833.92)	240,267,304.29	25,820,028,695.47
Appraisal surplus	-	-	-	(114,506,262.11)	-	163,580,374.46	-	49,074,112.35
Revaluation surplus (deficit) on investments	-	-	-	-	434,257,367.25	-	-	434,257,367.25
Net gain (loss) not recognised in the statement of income	-	-	-	(114,506,262.11)	434,257,367.25	163,580,374.46	-	483,331,479.60
Net income	-	-	-	-	-	1,008,450,264.49	-	1,008,450,264.49
Minority interests	-	-	-	-	-	-	128,421,662.48	128,421,662.48
Ending balance as of December 31, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,515,961,788.31	1,524,876,722.23	(59,526,181,184.97)	368,688,966.77	27,440,232,102.04
Beginning balance as of December 31, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,515,961,788.31	1,524,876,722.23	(59,526,181,184.97)	368,688,966.77	27,440,232,102.04
Appraisal surplus	-	-	-	(148,844,815.50)	-	219,646,623.63	-	70,801,808.13
Revaluation surplus (deficit) on investments	-	-	-	-	1,248,286,739.68	-	-	1,248,286,739.68
Net gain (loss) not recognised in the statement of income	-	-	-	(148,844,815.50)	1,248,286,739.68	219,646,623.63	-	1,319,088,547.81
Net income	-	-	-	-	-	6,684,383,885.89	-	6,684,383,885.89
Minority interests	-	-	-	-	-	-	1,709,745.38	1,709,745.38
Ending balance as of December 31, 2002	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,367,116,972.81	2,773,163,461.91	(52,622,150,675.45)	370,398,712.15	35,445,414,281.12

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	The Bank						
	Issued and Fully Paid-up Share Capital	Warrants	Premium on Share Capital	Appraisal Surplus	Revaluation Surplus (Deficit) on Investments	Deficit	Total
	Baht	Baht	Baht	Baht	Baht	Baht	Baht
Beginning balance as of December 31, 2000	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,630,468,050.42	1,090,619,354.98	(60,698,311,823.92)	25,579,761,391.18
Appraisal surplus	-	-	-	(114,506,262.11)	-	163,580,374.46	49,074,112.35
Revaluation surplus (deficit) on investments	-	-	-	-	434,257,367.25	-	434,257,367.25
Net gain (loss) not recognised in the statement of income	-	-	-	(114,506,262.11)	434,257,367.25	163,580,374.46	483,331,479.60
Net income	-	-	-	-	-	1,008,450,264.49	1,008,450,264.49
Ending balance as of December 31, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,515,961,788.31	1,524,876,722.23	(59,526,181,184.97)	27,071,543,135.27
Beginning balance as of December 31, 2001	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,515,961,788.31	1,524,876,722.23	(59,526,181,184.97)	27,071,543,135.27
Appraisal surplus	-	-	-	(148,844,815.50)	-	219,646,623.63	70,801,808.13
Revaluation surplus (deficit) on investments	-	-	-	-	1,248,286,739.68	-	1,248,286,739.68
Net gain (loss) not recognised in the statement of income	-	-	-	(148,844,815.50)	1,248,286,739.68	219,646,623.63	1,319,088,547.81
Net income	-	-	-	-	-	6,684,383,885.89	6,684,383,885.89
Ending balance as of December 31, 2002	23,530,947,170.00	5,520,432,199.21	49,505,506,440.49	6,367,116,972.81	2,773,163,461.91	(52,622,150,675.45)	35,075,015,568.97

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	6,684,383,885.89	1,008,450,264.49	6,684,383,885.89	1,008,450,264.49
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	1,682,954,896.15	1,667,429,589.36	1,649,549,513.54	1,634,956,100.66
Bad debt and doubtful accounts (reversal)	(3,303,664,035.33)	(821,785,692.75)	(3,548,870,068.43)	(1,100,702,460.34)
Loss on debt restructuring	4,226,605,282.22	2,979,592,809.76	3,548,870,068.43	2,390,702,460.34
Normalized provisions	800,000,000.00	-	800,000,000.00	-
Interest income from amortization of revaluation allowance for debt restructuring	(633,156,381.19)	(1,136,291,559.07)	(426,737,089.31)	(1,083,530,097.31)
Interest income from amortization of revaluation allowance for investments in receivables	(148,622,051.68)	(19,076,002.69)	-	-
Loss on revaluation of investments	6,512,743.41	47,337,437.24	6,512,743.41	47,337,437.24
Loss (reversal) on impairment of investments	1,528,678,910.31	96,263,766.46	(365,131,384.17)	(876,895,691.49)
Amortization of excess of fair value of assets acquired over cost of investment in subsidiary	(12,536,993.07)	(12,536,993.07)	-	-
Gain on disposal of securities for investments	(1,433,481,785.05)	(216,355,653.43)	(754,502,821.32)	(211,880,116.92)
Amortization of premium and discount on debt instruments	828,438,041.83	(155,070,168.35)	827,289,759.73	(155,149,839.64)
Loss on impairment of properties foreclosed	758,866,767.72	3,029,605,506.29	557,872,623.46	2,918,359,120.77
Loss (reversal) on impairment of other assets	(22,435,982.88)	127,029,934.37	(137,327,612.35)	46,175,665.00
Gain on disposal of premises and equipment	(2,869,318.92)	(10,479,665.88)	(5,153,569.48)	(10,480,736.98)
Reversal on allowance for impairment of premises and equipment	(6,300,827.35)	(4,185,695.02)	(3,749,221.72)	(1,249,290.14)
Share of (profit) loss from investments on equity method	(56,809,166.68)	39,214,351.33	668,149,717.46	1,994,629,303.13
Dividend income from subsidiaries and associated companies	68,463,246.36	193,529,989.08	131,882,136.47	224,560,638.68
Deferred income tax	(113,941,742.13)	628,706,394.08	(114,749,799.08)	624,074,200.32
Amortization of discount on debentures	4,311,878.57	4,460,790.57	4,311,878.57	4,460,790.57
Decrease in accrued interest receivables	662,455,807.73	397,836,403.96	168,418,544.34	127,706,963.50
(Increase) decrease in other accrued income	(93,803,161.05)	476,395,233.94	(90,782,576.63)	506,089,354.93
Decrease in accrued interest payables	(655,109,243.86)	(468,424,478.36)	(655,109,243.86)	(468,424,478.36)
(Decrease) increase in other accrued expenses	(245,921,825.38)	722,607,707.26	(376,165,124.75)	692,099,103.46
Increase (decrease) in other reserves	39,172,445.00	(66,560,345.00)	39,172,445.00	(66,560,345.00)
Minority interests in net income	23,095,492.43	9,680,005.96	-	-
Net income from operations before changes in operating assets and liabilities	10,585,286,883.05	8,517,373,930.53	8,608,134,805.20	8,244,728,346.91
(Increase) decrease in operating assets				
Interbank and money market items (assets)	70,264,550,006.17	6,951,943,116.99	69,822,708,604.44	7,466,004,826.44
Securities purchased under resale agreements	(14,700,000,000.00)	(3,500,000,000.00)	(14,700,000,000.00)	(3,500,000,000.00)
Investment for trading	(4,504,363,107.86)	(1,662,181,290.99)	(4,504,363,107.86)	(1,662,181,290.99)
Loans	(8,305,359,021.12)	13,106,956,787.87	(3,409,541,205.82)	15,543,589,105.84
Properties foreclosed	2,490,171,747.21	1,428,096,945.15	1,829,120,533.62	762,520,370.06
Other assets	1,168,689,848.98	(1,615,869,946.75)	1,213,023,019.90	(1,327,172,719.38)

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Consolidated		The Bank	
	2002	2001	2002	2001
	Baht	Baht	Baht	Baht
Increase (decrease) in operating liabilities				
Deposits	(13,138,563,224.74)	17,535,017,582.63	(12,845,375,049.83)	17,511,930,651.41
Interbank and money market items (liabilities)	(8,129,207,016.25)	(2,415,218,327.16)	(8,137,949,263.63)	(2,993,907,550.67)
Liabilities payable on demand	(32,578,473.83)	1,204,712,215.02	(32,578,473.83)	1,204,712,215.02
Securities sold under repurchase agreements	-	(10,000,000.00)	-	(10,000,000.00)
Other liabilities	21,323,249.18	(3,490,596,215.71)	3,133,271.24	(3,508,098,508.02)
Net Cash Provided by Operating Activities	35,719,950,890.79	36,050,234,797.58	37,846,313,133.43	37,732,125,446.62
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	58,406,367,553.37	32,087,484,932.96	58,366,667,893.46	32,058,081,828.95
Proceeds from redemption of held to maturity debt instruments	26,490,498,362.17	20,104,515,983.27	25,620,498,362.17	20,104,515,983.27
Proceeds from disposal of general investments	2,960,734,150.83	1,989,704,367.92	311,996,727.37	693,438,759.86
Purchase of available for sale investments	(80,338,610,955.93)	(52,042,040,552.52)	(80,338,610,955.93)	(52,042,040,552.52)
Purchase of held to maturity debt instruments	(43,190,849,998.91)	(28,889,299,529.90)	(41,810,610,594.62)	(28,820,874,687.94)
Purchase of general investments	(909,508,353.82)	(191,218,618.32)	(909,508,353.82)	(550,432,522.31)
Proceeds from disposal of premises and equipment	18,686,154.04	31,847,590.85	17,601,533.04	31,699,561.09
Purchase of premises and equipment	(1,510,200,676.16)	(1,543,218,367.92)	(1,482,637,719.33)	(1,523,194,904.61)
Net Cash Used in Investing Activities	(38,072,883,764.41)	(28,452,224,193.66)	(40,224,603,107.66)	(30,048,806,534.21)
CASH FLOWS FROM FINANCING ACTIVITIES				
Payments on redemption of subordinated debentures	-	(7,500,000,000.00)	-	(7,500,000,000.00)
Issue of shares to minority interests	-	97,772,502.04	-	
Dividend paid to minority interests	(25,375,585.86)	(12,416,188.80)	-	-
Net Cash Used in Financing Activities	(25,375,585.86)	(7,414,643,686.76)	-	(7,500,000,000.00)
Net (decrease) increase in cash and cash equivalent	(2,378,308,459.48)	183,366,917.16	(2,378,289,974.23)	183,318,912.41
Cash and cash equivalents at beginning of the year (Notes 3.1 and 4.1)	12,142,514,381.88	11,959,147,464.72	12,142,412,381.88	11,959,093,469.47
Cash and cash equivalents at end of the year (Notes 3.1 and 4.1)	9,764,205,922.40	12,142,514,381.88	9,764,122,407.65	12,142,412,381.88

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the year				
Interest expense	17,941,321,515.03	21,895,419,780.72	17,941,321,515.03	21,895,419,780.72
Income tax	168,240,555.36	124,576,092.89	127,798,373.29	76,563,592.61

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1 GENERAL INFORMATION

Thai Farmers Bank Public Company Limited ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Thai Farmers Lane, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of December 31, 2002 and 2001, the Bank had total staffing of 9,664 persons and 10,472 persons, respectively.

2 BASIS OF FINANCIAL STATEMENT PRESENTATION AND ECONOMIC ENVIRONMENT

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated November 22, 1999, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2542), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and the profit and loss accounts for commercial banks; and in conformity with generally accepted accounting principles in Thailand.

As required by Thai law and specific regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English here for the convenience of the reader.

2.2 The Consolidated financial statements consist of Thai Farmers Bank Public Company Limited's financial statements and the following subsidiaries' financial statements:

	% Shareholding	
	2002	2001
Thonburi Asset Management Co., Ltd. ("Thonburi-AMC")	99.99	99.99
Chanthaburi Asset Management Co., Ltd. ("Chanthaburi-AMC")	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Thai Farmers Asset Management Co., Ltd. ("TFAM")	71.42	71.42

Thonburi Asset Management Company Limited (the company's name changed to "Phethai Asset Management Company Limited" on January 20, 2003), a company registered in the Kingdom of Thailand on September 24, 1999, was approved by BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai – Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Chanthaburi Asset Management Company Limited (the company's name changed to "Ploy Asset Management Company Limited" on January 20, 2003), a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), Thai Farmers Bank Public Company Limited and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF, in accordance with the conditions set forth in the MOU.

Progress Land and Buildings Company Limited is a company registered in the Kingdom of Thailand on November 18, 1999 and located at 400/22 Thai Farmers Bank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The Company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited, itself.

Thai Farmers Asset Management Company Limited is a company registered in the Kingdom of Thailand on March 18, 1992 located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The Company's main businesses are asset and fund management.

Significant inter-company transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of the overseas finance subsidiary, Thai Farmers International Finance Limited, which was closed in 2001. The consolidated financial statements also exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 4.4 to these financial statements.

The consolidated and Bank-only financial statements include the accounts of all branches, domestic and overseas, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

2.3 The operations of the Bank and its subsidiaries may continue to be affected for the foreseeable future by economic conditions in Thailand and the Asia Pacific Region in general. The accompanying consolidated and the Bank-only financial statements reflect the management's current assessment of the impact of current economic conditions on the financial position of the Bank and its subsidiaries. However, the actual impact may differ from the management estimates.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months where, regardless of whether the loans are fully collateralized or not, a cash basis is then adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

The Bank reverses accrued interest receivables on loans for which repayments are in arrears for more than 3 months, in compliance with BoT regulations.

The asset management subsidiaries recognize interest on investments in receivables by the effective interest yield method, calculating the net present value of expected future cash collections in conformity with the directive on Accounting Guidelines for Transfers of Financial Assets of The Institute of Certified Accountants and Auditors of Thailand.

The other subsidiaries recognize Income on an accrual basis.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment. Premiums and discounts are amortized by the straight-line method over the term of the debt instruments to which they apply.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables, which represent investments in receivables of Chanthaburi Asset Management Company Limited are stated at cost, after deduction of allowance for impairment.

Investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank-only accounts, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review of investments is carried out when there is a factor indicating that an investment might be impaired. Loss on impairment for all classifications of investment are charged to the statement of income.

Interest income from investments is recognized on an accrual basis. Dividends are recognized as income on a cash basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest Stock Exchange of Thailand (SET) bid prices as of the end of the year.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on net asset value as of the end of the year.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at the fair value based on the Thai Bond Dealing Center Government Bond Yield Curve as of the end of the year. State enterprise securities not guaranteed by the government and private debt instruments are stated at the fair value based on bid prices from the Thai Bond Dealing Center as of the end of the year, if available, otherwise the Government Bond Yield of the same period from the Thai Bond Dealing Center, adjusted by an appropriate risk premium, is used.

3.5 Loans

Loans represent only principal amounts, except in cases of loans effected through overdraft agreements. Unearned discounts received in advance are presented as deductions from loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the BoT's regulations, the Bank's analysis of each loan, and an appraisal of the financial standing of each borrower, taking into consideration the Bank's experience in loan risk and collateral value.

In accordance with the regulations of the BoT, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (Note 4.7). The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for normal and special mention loans are provided for based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting year.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Restructuring of Troubled Debt

Foreclosed assets acquired from troubled debt restructuring are recorded at fair value. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in the loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts.

3.8 Normalized Provisioning

The Bank has begun to set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank will set aside normalized provisions of approximately 0.5 percent of all normal and non-performing loans. Normalized provisioning will be gradually accumulated on a quarterly basis starting from the quarter ended June 30, 2002, until achieving the above target.

Normalized provisioning is charged as an expense in each accounting year.

3.9 Properties Foreclosed

Properties foreclosed are stated at the lower of cost or market value. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding costs.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising from the revaluation of fixed assets are realized, the Bank transfers these directly to retained earnings.

Equipment is stated at cost less accumulated depreciation.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% on cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at an annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings is computed using the same method and the same rate as for acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at an annual rate of 12.5 – 20.0%.

Gains or losses on disposal of premises and equipment are recorded as other income or expenses upon disposal.

3.11 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax expense is the amount of income tax payable on the annual taxable profit.

Income tax recoverable in the future resulting from temporary differences between the carrying amount of an asset or liability and its tax base value is recorded as a deferred tax asset only to the extent of the amount expected to be realized in the future.

All income tax payable in the future resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as a deferred tax liability.

3.12 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the year are translated into Baht at the reference rate announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the year.

3.13 Derivatives

Forward Exchange Contracts

The difference between the forward rate and the spot rate on the date of a forward exchange contract is amortized to the statement of income over the period of the contract.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair value of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded at fair value, losses or gains on derivative transactions used as a hedge will be recognized at fair value throughout the corresponding hedging period.

   Where gains or loss on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge will also be recognized on an accrual basis over the period of the contracts.

2. Trading

Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair value. Gains or losses resulting from changes in fair values are included in revenue and expenses.

3.14 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.15 Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5% upon termination of employment. Employees are entitled to receive this benefit upon termination of employment except when terminated "without compensation".

3.16 Excess in Fair Value of Assets Acquired over the Cost of Investment in Subsidiaries

Excess in fair value of assets acquired over the cost of investment in TFAM at the time of acquisition in 1998 presented net of other assets in the consolidated financial statement is recognized as income over a period of ten years.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the number of ordinary shares outstanding at the end of the year.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants and convertible preferred shares.

3.18 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and its subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

4 SUPPLEMENTARY INFORMATION

4.1 Supplementary Information Related to Cash Flows

4.1.1 Non-cash items are as follows:

The Bank and its subsidiaries have provided for revaluation surpluses (deficits) on investments presented as a deduction in shareholders' equity for the years ended December 31, as follows:

(Million Baht)

	Consolidated and The Bank	
	2002	2001
Revaluation surplus (deficit) on investments	1,248.3	434.3

For the years ended December 31, 2002 and 2001, the Bank recorded the realized portion of appraised surplus on building depreciation and retirement of assets amounting to Baht 219.6 million and Baht 163.6 million, respectively, by transferring these entries directly to retained earnings.

For the years ended December 31, 2002 and 2001, the Bank and its subsidiaries received properties foreclosed transferred from debt settlement amounting to Baht 3,179.3 million and Baht 4,544.0 million respectively on a consolidated basis and Baht 1,519.8 million and Baht 2,645.2 million respectively for the Bank-only.

For the years ended December 31, 2002 and 2001, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) and has the right to receive non-transferable promissory notes from TAMC, which has been included in investments as held-to-maturity debt instruments amounting to Baht 797.0 million and Baht 9,339.0 million respectively.(Note 4.5)

4.2 Interbank and Money Market Items (Assets)

Interbank and money market items (assets) as of December 31, consisted of:

(Million Baht)

	Consolidated					
	2002			2001		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and Financial Institutions Development Fund	4,331.9	-	4,331.9	3,241.0	-	3,241.0
Commercial banks	2,029.1	739.7	2,768.8	168.1	652.6	820.7
Other banks	5.5	864.8	870.3	2.2	-	2.2
Finance, finance and securities, securities and credit foncier companies	80.2	531.6	611:8	-	-	-
Other financial institutions	0.7	-	0.7	74.4	55.4	129.8
Total Domestic	6,447.4	2,136.1	8,583.5	3,485.7	708.0	4,193.7
Add Accrued interest receivables	-	-	-	-	-	-
Less Allowance for doubtful accounts	(91.3)	(545.0)	(636.3)	(3.7)	(0.6)	(4.3)
Total	6,356.1	1,591.1	7,947.2	3,482.0	707.4	4,189.4

(Million Baht)

	Consolidated					
	2002			2001		
	At call	Term	Total	At call	Term	Total
2. Foreign						
US Dollars	1,736.8	85,063.0	86,799.8	1,409.9	159,159.9	160,569.8
Japanese Yen	0.3	-	0.3	9.3	-	9.3
Deutsche Marks	-	-	-	0.4	-	0.4
Other currencies	95.5	5.0	100.5	192.8	154.9	347.7
Total Foreign	1,832.6	85,068.0	86,900.6	1,612.4	159,314.8	160,927.2
Add Accrued interest receivables	-	1.6	1.6	-	112.9	112.9
Less Allowance for doubtful accounts	(7.8)	(1.3)	(9.1)	(3.1)	(121.5)	(124.6)
Total	1,824.8	85,068.3	86,893.1	1,609.3	159,306.2	160,915.5
Total Domestic and Foreign	8,180.9	86,659.4	94,840.3	5,091.3	160,013.6	165,104.9

(Million Baht)

	The Bank					
	2002			2001		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and Financial Institutions Development Fund	4,331.9	-	4,331.9	3,241.0	-	3,241.0
Commercial banks	1,961.9	739.7	2,701.6	53.8	257.8	311.6
Other banks	5.5	864.8	870.3	2.2	-	2.2
Finance, finance and securities, securities and credit foncier companies	80.2	531.6	611.8	-	-	-
Other financial institutions	0.7	-	0.7	74.4	55.4	129.8
Total Domestic	6,380.2	2,136.1	8,516.3	3,371.4	313.2	3,684.6
Add Accrued interest receivables	-	-	-	-	-	-
Less Allowance for doubtful accounts	(91.3)	(545.0)	(636.3)	(3.7)	(0.6)	(4.3)
Total	6,288.9	1,591.1	7,880.0	3,367.7	312.6	3,680.3
2. Foreign						
US Dollars	1,736.8	85,063.0	86,799.8	1,409.9	159,159.9	160,569.8
Japanese Yen	0.3	-	0.3	9.3	-	9.3
Deutsche Marks	-	-	-	0.4	-	0.4
Other currencies	95.5	5.0	100.5	192.8	154.9	347.7
Total Foreign	1,832.6	85,068.0	86,900.6	1,612.4	159,314.8	160,927.2
Add Accrued interest receivables	-	1.6	1.6	-	112.9	112.9
Less Allowance for doubtful accounts	(7.8)	(1.3)	(9.1)	(3.1)	(121.5)	(124.6)
Total	1,824.8	85,068.3	86,893.1	1,609.3	159,306.2	160,915.5
Total Domestic and Foreign	8,113.7	86,659.4	94,773.1	4,977.0	159,618.8	164,595.8

4.3 Securities Purchased Under Resale Agreements

Securities purchased under resale agreements as of December 31, consisted of:

(Million Baht)

	Consolidated and The Bank	
	2002	2001
Government Bonds and BoT Bonds	17,400.0	3,700.0
State enterprises Bonds	1,000.0	-
Total	18,400.0	3,700.0

4.4 Investments

Investments as of December 31, consisted of:

(Million Baht)

	Consolidated			
	2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,978.4	10.1	(0.1)	6,988.4
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	6,978.4	10.1	(0.1)	6,988.4
Add Allowance for revaluation	10.0			-
Total	6,988.4			6,988.4
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	22,982.4	1,685.7	(0.6)	24,667.5
1.2.2 Private enterprises debt instruments	2,955.6	29.0	-	2,984.6
1.2.3 Foreign debt instruments	3,297.8	145.5	(303.7)	3,139.6
1.2.4 Marketable equity securities - domestic	1,165.9	514.2	(477.5)	1,202.6
1.2.5 Others	213.5	7.0	(70.0)	150.5
Total	30,615.2	2,381.4	(851.8)	32,144.8
Add Allowance for revaluation	2,060.2			-
Less Allowance for impairment	(530.6)			-
Total	32,144.8			32,144.8
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	22,521.6	88.8	(1.3)	22,609.1
1.3.2 Foreign debt instruments	11,044.6	21.0	-	11,065.6
Total	33,566.2	109.8	(1.3)	33,674.7
Less Allowance for impairment	-			-
Total	33,566.2			33,674.7
Total Current Investments - net	72,699.4			72,807.9

(Million Baht)

	Consolidated 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	30,207.9	911.2	-	31,119.1
2.1.2 Private enterprises debt instruments	2,777.9	104.2	(5.1)	2,877.0
2.1.3 Foreign debt instruments	15,286.8	754.6	(6.2)	16,035.2
2.1.4 Marketable equity securities - domestic	546.9	295.0	(162.3)	679.6
Total	48,819.5	2,065.0	(173.6)	50,710.9
Add Allowance for revaluation	2,046.2			-
Less Allowance for impairment	(154.8)			-
Total	50,710.9			50,710.9
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,359.7	1,042.5	-	24,402.2
2.2.2 Private enterprises debt instruments	1,604.7	1.0	(1,179.5)	426.2
2.2.3 Foreign debt instruments	3,055.6	86.5	(79.9)	3,062.2
Total	28,020.0	1,130.0	(1,259.4)	27,890.6
Less Allowance for impairment	(1,252.6)			-
Total	26,767.4			27,890.6
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,422.5	-	(1,381.5)	2,041.0
2.3.2 Non-marketable equity securities -overseas	419.0	-	(323.0)	96.0
2.3.3 Investments in receivables	14,209.8	-	(2,940.9)	11,268.9
Total	18,051.3	-	(4,645.4)	13,405.9
Less Allowance for impairment	(4,645.4)			-
Total	13,405.9			13,405.9
Total Long-term Investments - net	90,884.2			92,007.4

(Million Baht)

	Consolidated 2001			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	2,512.7	15.9	-	2,528.6
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	2,512.7	15.9	-	2,528.6
Add Allowance for revaluation	15.9			-
Total	2,528.6			2,528.6
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	7,008.7	94.9	-	7,103.6
1.2.2 Private enterprises debt instruments	147.1	2.5	-	149.6
1.2.3 Foreign debt instruments	3,265.9	35.5	(9.1)	3,292.3
1.2.4 Marketable equity securities - domestic	840.4	663.1	(133.7)	1,369.8
1.2.5 Others	69.3	-	(0.3)	69.0
Total	11,331.4	796.0	(143.1)	11,984.3
Add Allowance for revaluation	785.1			-
Less Allowance for impairment	(132.2)			-
Total	11,984.3			11,984.3
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	5,429.6	177.2	-	5,606.8
1.3.2 Foreign debt instruments	8,411.5	75.0	(5.6)	8,480.9
Total	13,841.1	252.2	(5.6)	14,087.7
Less Allowance for impairment	(5.6)			-
Total	13,835.5			14,087.7
Total Current Investments - net	28,348.4			28,600.6

(Million Baht)

	Consolidated 2001			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	31,421.9	1,334.5	(2.5)	32,753.9
2.1.2 Private enterprises debt instruments	3,558.5	46.0	(10.3)	3,594.2
2.1.3 Foreign debt instruments	8,727.2	139.2	(78.6)	8,787.8
2.1.4 Marketable equity securities - domestic	1,959.4	479.9	(759.9)	1,679.4
2.1.5 Others	623.0	2.0	(296.0)	329.0
Others	46,290.0	2,001.6	(1,147.3)	47,144.3
Add Allowance for revaluation	1,574.7			-
Less Allowance for impairment	(720.4)			-
Total	47,144.3			47,144.3
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	26,243.5	878.2	-	27,121.7
2.2.2 Private enterprises debt instruments	1,642.0	0.3	(1,305.5)	336.8
2.2.3 Foreign debt instruments	2,230.6	79.8	(116.6)	2,193.8
Total	30,116.1	958.3	(1,422.1)	29,652.3
Less Allowance for impairment	(1,410.0)			-
Total	28,706.1			29,652.3
2.3 General investments				
2.3.1 Non-marketable equity securities-domestic	2,638.2	-	(1,384.4)	1,253.8
2.3.2 Non-marketable equity securities-overseas	419.0	-	(323.0)	96.0
2.3.3 Investments in receivables	18,312.2	-	(2,187.1)	16,125.1
Total	21,369.4	-	(3,894.5)	17,474.9
Less Allowance for impairment	(3,894.5)			-
Total	17,474.9			17,474.9
Total Long-term Investments - net	93,325.3			94,271.5

(Million Baht)

	The Bank			
	2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,978.4	10.1	(0.1)	6,988.4
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	6,978.4	10.1	(0.1)	6,988.4
Add Allowance for revaluation	10.0			-
Total	6,988.4			6,988.4
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	22,982.4	1,685.7	(0.6)	24,667.5
1.2.2 Private enterprises debt instruments	2,955.6	29.0	-	2,984.6
1.2.3 Foreign debt instruments	3,297.8	145.5	(303.7)	3,139.6
1.2.4 Marketable equity securities - domestic	1,165.9	514.2	(477.5)	1,202.6
1.2.5 Others	213.5	7.0	(70.0)	150.5
Total	30,615.2	2,381.4	(851.8)	32,144.8
Add Allowance for revaluation	2,060.2			-
Less Allowance for impairment	(530.6)			-
Total	32,144.8			32,144.8
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	22,132.3	88.7	(1.3)	22,219.7
1.3.2 Foreign debt instruments	11,044.6	21.0	-	11,065.6
Total	33,176.9	109.7	(1.3)	33,285.3
Less Allowance for impairment	-			-
Total	33,176.9			33,285.3
Total Current Investments - net	72,310.1			72,418.5

(Million Baht)

	The Bank 2002 Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	30,207.9	911.2	-	31,119.1
2.1.2 Private enterprises debt instruments	2,777.9	104.2	(5.1)	2,877.0
2.1.3 Foreign debt instruments	15,286.8	754.6	(6.2)	16,035.2
2.1.4 Marketable equity securities - domestic	537.4	293.2	(156.8)	673.8
Total	48,810.0	2,063.2	(168.1)	50,705.1
Add Allowance for revaluation	2,049.9			-
Less Allowance for impairment	(154.8)			-
Total	50,705.1			50,705.1
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,171.5	1,036.9	-	24,208.4
2.2.2 Private enterprises debt instruments	1,489.0	1.0	(1,121.7)	368.3
2.2.3 Foreign debt instruments	3,055.6	86.5	(79.9)	3,062.2
Total	27,716.1	1,124.4	(1,201.6)	27,638.9
Less Allowance for impairment	(1,194.8)			-
Total	26,521.3			27,638.9
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	3,161.6	–	(1,271.4)	1,890.2
2.3.2 Non-marketable equity securities - overseas	419.0	-	(323.0)	96.0
Total	3,580.6	-	(1,594.4)	1,986.2
Less Allowance for impairment	(1,594.4)			-
Total	1,986.2			1,986.2
Total Long-term Investments - net	79,212.6			80,330.2

(Million Baht)

	The Bank 2001			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	2,512.7	15.9	-	2,528.6
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	2,512.7	15.9	-	2,528.6
Add Allowance for revaluation	15.9			-
Total	2,528.6			2,528.6
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	7,008.7	94.9	-	7,103.6
1.2.2 Private enterprises debt instruments	147.1	2.5	-	149.6
1.2.3 Foreign debt instruments	3,265.9	35.5	(9.1)	3,292.3
1.2.4 Marketable equity securities domestic	840.4	663.1	(133.7)	1,369.8
1.2.5 Others	69.3	-	(0.3)	69.0
Total	11,331.4	796.0	(143.1)	11,984.3
Add Allowance for revaluation	785.1			-
Less Allowance for impairment	(132.2)			-
Total	11,984.3			11,984.3
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	5,429.6	177.2	-	5,606.8
1.3.2 Foreign debt instruments	8,411.5	75.0	(5.6)	8,480.9
Total	13,841.1	252.2	(5.6)	14,087.7
Less Allowance for impairment	(5.6)			-
Total	13,835.5			14,087.7
Total Current Investments - net	28,348.4			28,600.6

(Million Baht)

	The Bank 2001			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	31,421.9	1,334.5	(2.5)	32,753.9
2.1.2 Private enterprises debt instruments	3,558.5	46.0	(10.3)	3,594.2
2.1.3 Foreign debt instruments	8,727.2	139.2	(78.6)	8,787.8
2.1.4 Marketable equity securities - domestic	1,918.6	472.7	(747.9)	1,643.4
2.1.5 Others	622.6	2.0	(296.0)	328.6
Total	46,248.8	1,994.4	(1,135.3)	47,107.9
Add Allowance for revaluation	1,579.5			-
Less Allowance for impairment	(720.4)			-
Total	47,107.9			47,107.9
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	26,175.2	878.1	-	27,053.3
2.2.2 Private enterprises debt instruments	1,526.3	0.3	(1,189.8)	336.8
2.2.3 Foreign debt instruments	2,230.6	79.8	(116.6)	2,193.8
Total	29,932.1	958.2	(1,306.4)	29,583.9
Less Allowance for impairment	(1,294.3)			-
Total	28,637.8			29,583.9
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,377.3	-	(1,279.8)	1,097.5
2.3.2 Non-marketable equity securities - overseas	419.0	-	(323.0)	96.0
Total	2,796.3	-	(1,602.8)	1,193.5
Less Allowance for impairment	(1,602.8)			-
Total	1,193.5			1,193.5
Total Long-term Investments - net	76,939.2			77,885.3

As of December 31, 2002 , investments in held-to-maturity debt instruments, which are government or state enterprises securities, include promissory notes from TAMC and the right to receive promissory notes from TAMC of Baht 9,619.2 million and Baht 516.8 million, respectively. As of December 31, 2001 ,such investments include the right to receive promissory notes from TAMC of Baht 9,337.5 milllion

Gains (losses) on investments presented in the statement of income for the years ended December 31, consist of:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Gains on disposal of investments				
Held for trading investments	197.1	298.4	197.1	298.4
Available-for-sale investments	1,561.4	953.6	1,553.2	949.0
Held-to-maturity debt instruments	-	73.0	-	73.0
General investments	72.5	-	68.9	-
Investments in receivables	667.2	50.3	-	50.3
Total	2,498.2	1,375.3	1,819.2	1,370.7
Losses on disposal of investments				
Held for trading investments	(131.2)	(206.1)	(131.2)	(206.1)
Available-for-sale investments	(621.6)	(39.9)	(621.6)	(39.9)
Held-to-maturity debt instruments	(45.4)	(0.1)	(45.4)	(0.1)
General investments	(200.6)	(820.6)	(200.6)	(820.6)
Total	(998.8)	(1,066.7)	(998.8)	(1,066.7)
Losses from revaluation	(5.3)	(47.3)	(5.3)	(47.3)
(Losses) reversal on impairment	(1,528.7)	(96.3)	365.1	876.9
Total Gains (Losses) on Investments	(34.6)	165.0	1,180.2	1,133.6

Revaluation surpluses (deficits) on investments as of December 31, consisted of:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Revaluation surplus (deficit) on investments				
Debt instruments	3,324.9	1,562.7	3,324.9	1,562.7
Equity securities	781.5	797.1	785.2	801.9
Share of revaluation surplus (deficit) in subsidiaries and associated companies using the equity method	0.2	(3.8)	(3.5)	(8.6)
Less Deferred tax liabilities	(1,333.4)	(831.1)	(1,333.4)	(831.1)
Total	2,773.2	1,524.9	2,773.2	1,524.9

As of December 31, a maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	2002				2001			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	2,598.4	36,134.7	14,457.2	53,190.3	6,576.6	21,915.8	9,938.2	38,430.6
1.2 Private enterprise debt instruments	2,705.6	3,027.9	-	5,733.5	147.1	3,558.5	-	3,705.6
1.3 Foreign debt instruments	2,331.7	14,555.7	1,697.2	18,584.6	3,051.6	6,970.9	1,970.6	11,993.1
Total	7,635.7	53,718.3	16,154.4	77,508.4	9,775.3	32,445.2	11,908.8	54,129.3
(Less)add Allowance for revaluation	(149.7)	2,138.0	1,336.6	3,324.9	70.0	897.7	594.9	1,562.6
Less Allowance for impairment	(10.3)	-	-	(10.3)	-	(10.5)	-	(10.5)
Total	7,475.7	55,856.3	17,491.0	80,823.0	9,845.3	33,332.4	12,503.7	55,681.4
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	22,521.6	13,223.7	10,136.0	45,881.3	5,429.6	15,906.0	10,337.5	31,673.1
2.2 Private enterprise debt instruments	583.0	21.7	1,000.0	1,604.7	651.1	5.9	985.0	1,642.0
2.3 Foreign debt instruments	11,044.6	3,055.6	-	14,100.2	8,411.5	2,219.5	11.1	10,642.1
Total	34,149.2	16,301.0	11,136.0	61,586.2	14,492.2	18,131.4	11,333.6	43,957.2
Less Allowance for impairment	(583.0)	(77.2)	(592.4)	(1,252.6)	(656.7)	(108.6)	(650.3)	(1,415.6)
Total	33,566.2	16,223.8	10,543.6	60,333.6	13,835.5	18,022.8	10,683.3	42,541.6
Total Debt Instruments	41,041.9	72,080.1	28,034.6	141,156.6	23,680.8	51,355.2	23,187.0	98,223.0

(Million Baht)

	The Bank							
	2002				2001			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	2,598.4	36,134.7	14,457.2	53,190.3	6,576.6	21,915.8	9,938.2	38,430.6
1.2 Private enterprise debt instruments	2,705.6	3,027.9	-	5,733.5	147.1	3,558.5	-	3,705.6
1.3 Foreign debt instruments	2,331.7	14,555.7	1,697.2	18,584.6	3,051.6	6,970.9	1,970.6	11,993.1
Total	7,635.7	53,718.3	16,154.4	77,508.4	9,775.3	32,445.2	11,908.8	54,129.3
(Less)add Allowance for revaluation	(149.7)	2,138.0	1,336.6	3,324.9	70.0	897.7	594.9	1,562.6
Less Allowance for impairment	(10.3)	-	-	(10.3)	-	(10.5)	-	(10.5)
Total	7,475.7	55,856.3	17,491.0	80,823.0	9,845.3	33,332.4	12,503.7	55,681.4
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	22,132.3	13,035.5	10,136.0	45,303.8	5,429.6	15,837.7	10,337.5	31,604.8
2.2 Private enterprise debt instruments	583.0	21.7	884.3	1,489.0	651.1	5.9	869.3	1,526.3
2.3 Foreign debt instruments	11,044.6	3,055.6	-	14,100.2	8,411.5	2,219.5	11.1	10,642.1
Total	33,759.9	16,112.8	11,020.3	60,893.0	14,492.2	18,063.1	11,217.9	43,773.2
Less Allowance for impairment	(583.0)	(77.2)	(534.6)	(1,194.8)	(656.7)	(108.6)	(534.6)	(1,299.9)
Total	33,176.9	16,035.6	10,485.7	59,698.2	13,835.5	17,954.5	10,683.3	42,473.3
Total Debt Instruments	40,652.6	71,891.9	27,976.7	140,521.2	23,680.8	51,286.9	23,187.0	98,154.7

As of December 31, investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting are as follows:

(Million Baht)

	Consolidated 2002						
	Cost Value / Book Value			Fair Value			
	Investments in Receivables	Equity Securities	Debt Instruments	Investments in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1.0	130.5	-	-	-	(131.5)
2. Listed companies which meet SET's criteria for delisting, and are in defalt on debt instruments	19.9	96.1	672.3	19.7	8.2	15.7	(744.7)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,199.0	784.9	-	34.6	392.4	(1,556.9)
Total	19.9	1,296.1	1,587.7	19.7	42.8	408.1	(2,433.1)

(Million Baht)

	Consolidated 2001						
	Cost Value / Book Value			Fair Value			
	Investments in Receivables	Equity Securities	Debt Instruments	Investments in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	130.5	-	-	-	(130.5)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	56.5	55.3	724.7	38.4	18.0	-	(780.1)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,330.0	784.9	-	89.5	334.6	(1,690.8)
Total	56.5	1,385.3	1,640.1	38.4	107.5	334.6	(2,601.4)

(Million Baht)

	The Bank 2002				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1.0	130.5	-	-	(131.5)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	96.1	672.3	8.2	15.7	(744.5)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,199.0	669.2	34.6	334.6	(1,499.0)
Total	1,296.1	1,472.0	42.8	350.3	(2,375.0)

(Million Baht)

	The Bank 2001				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	130.5	-	-	(130.5)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	41.6	724.7	2.7	-	(763.6)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,330.0	669.2	89.5	334.6	(1,575.1)
Total	1,371.6	1,524.4	92.2	334.6	(2,469.2)

The Bank has provided an allowance for impairment in value of these investments and this is reflected in the statement of income.

Investments in debt instruments of closed financial institutions with total carrying value of Baht 137.5 million were exchanged for certificates of deposit with total face value of Baht 139.0 million issued by Krung Thai Bank Public Company Limited on behalf of the Financial Institutions Development Fund. The maturity date of these certificates of deposit is five years and interest is payable annually at a fixed rate of 2% per annum. The fair value of the certificates of deposit on the date of exchange amounted to Baht 91.0 million.

Investments in ordinary share of subsidiaries and associated companies as of December 31 are as follows:

(Million Baht)

				Consolidated				Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Thonburi Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998.3	5,998.3	1,961.4	2,587.9
Chanthaburi Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	4,999.9	4,999.9	1,998.5	2,111.5
Thai Farmers Research Center Co., Ltd.	Service	99.99%	99.99%	2.5	2.5	35.1	34.7	2.5	2.5	35.1	34.7
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,700.0	1,700.0	1,357.8	1,446.7
Kanpai Co., Ltd.	Service	99.99%	99.99%	21.3	21.3	47.8	35.1	21.3	21.3	47.8	35.1
Progress Plus Co., Ltd.	Service	99.99%	99.99%	3.6	3.6	11.3	3.7	3.6	3.6	11.3	3.7
Progress Facilities Management Co., Ltd.	Service	99.98%	99.98%	5.0	5.0	9.0	7.6	5.0	5.0	9.0	7.6
Progress Services Co., Ltd.	Service	99.97%	99.97%	2.0	2.0	5.2	4.6	2.0	2.0	5.2	4.6
Progress Management Co., Ltd.	Service	99.93%	99.93%	6.0	6.0	9.7	8.4	6.0	6.0	9.7	8.4
Progress Storage Co., Ltd.	Service	99.92%	99.92%	3.0	0.2	4.1	0.2	3.0	0.2	4.1	0.2
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5.0	5.0	48.0	34.2	5.0	5.0	48.0	34.2
Thai Farmers Asset Management Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683.3	683.3	647.9	604.6
Progress Software Co., Ltd.	Service	60.00%	60.00%	6.0	6.0	29.5	19.4	6.0	6.0	29.5	19.4

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Thai Administration Services Co., Ltd.	Service	51.00%	51.00%	51.0	38.6	60.9	29.2	51.0	38.6	60.9	29.2
Merrill Lynch Phatra Securities Co., Ltd.	Securities	49.00%	49.00%	1,935.5	2,149.9	1,476.4	1,775.0	1,935.5	2,149.9	1,476.4	1,775.0
Business Venture Promotion Co., Ltd.	Venture Capital	-	32.50%	-	39.0	-	26.2	-	39.0	-	26.2
Processing Center Co., Ltd.	Service	30.00%	30.00%	3.0	3.0	127.0	116.5	3.0	3.0	127.0	116.5
N.C. Associate Co., Ltd.	Manufacturing	28.23%	28.23%	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2.3	2.3	2.7	2.3	2.3	2.3	2.7	2.3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14.5	14.5	4.6	5.8	14.5	14.5	4.6	5.8
Thai Farmers Heller Factoring Co., Ltd.	Service	20.00%	20.00%	24.6	24.6	52.5	37.4	24.6	24.6	52.5	37.4
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355.1	355.1	203.3	221.8	355.1	355.1	203.3	221.8
E.S. Industries Co., Ltd. (allowance for diminution in value has been fully provided)	Industry	20.00%	20.00%	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0
Total				2,451.7	2,689.9	2,138.4	2,373.4	15,833.2	16,071.4	8,104.0	9,124.1
Less Allowance for impairment				(1,442.8)	(1,463.1)	(858.0)	(946.4)	(4,394.6)	(4,415.0)	(858.0)	(946.4)
Investments in subsidiaries and associated companies - net				1,008.9	1,226.8	1,280.4	1,427.0	11,438.6	11,656.4	7,246.0	8,177.7

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from financial statements audited or reviewed in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information that has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

As of December 31, investments held by the Bank and its subsidiaries, that comprise less than 10% of those companies' shares and not investments in subsidiaries and associated companies, classified by industry are as follows:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Manufacturing and commerce	316.9	884.3	316.9	884.3
Property development and construction	1,093.9	674.7	1,093.9	674.7
Infrastructure and services	6.8	14.8	1.3	9.3
Others	570.5	922.5	570.5	922.5
Total	1,988.1	2,496.3	1,982.6	2,490.8

The financial position and results of operations of its subsidiaries, which were audited, in the consolidated financial statement are set out below:

Thonburi Asset Management Company Limited

Condensed Balance Sheets

As of December 31, 2002 and 2001

(Amounts in Thousand Baht)

	2002	2001
ASSETS		
Cash	5	5
Interbank and money market items	317,358	118,213
Investments - net	-	347
Investments in receivables - net	18,320,106	22,961,602
Properties foreclosed - net	383,867	168,819
Equipment - net	21,404	1,551
Other assets - net	13,370	42,457
Total Assets	19,056,110	23,292,994
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	16,850,000	20,600,000
Other liabilities	244,727	105,072
Shareholders' Equity	1,961,383	2,587,922
Total Liabilities and Shareholders' Equity	19,056,110	23,292,994

Thonburi Asset Management Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2002 and 2001

(Amounts in Thousand Baht

Except for Loss per Share)

	2002	2001
Interest income	1,586,366	1,309,936
Interest expense	390,514	568,284
Net income from interest	1,195,852	741,652
Loss on impairment of investments in receivables	245,206	278,917
Loss on debt restructuring of investments in receivables	677,735	588,890
Net income (expense) from interest after loss on impairment		
and loss on debt restructuring of investments in receivables	272,911	(126,155)
Non-interest income	75,342	44,508
Non-interest expense	974,768	828,073
Net loss	(626,515)	(909,720)
Loss per share (Baht)	(1.04)	(1.52)

Thonburi Asset Management Company Limited

Statement of Cash Flows

For the Years Ended December 31, 2002 and 2001

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(626,515)	(909,720)
Add (less) Adjustments to reconcile net loss to net cash from operating activities		
Loss on impairment of investments in receivables	245,206	278,917
Loss on debt restructuring of investments in receivables	677,735	588,890
Interest income from amortization of revaluation allowance for debt restructuring	(206,419)	(52,761)
Loss on impairment of properties foreclosed	42,672	7,330
Depreciation	1,406	357
Amortization of deferred charges	31,776	31,776
Loss on impairment of other assets	122,727	79,688
Gain from investments in securities	(141)	-
Increase (decrease) in accrued interest payables	10,413	(2,217)
Increase in other accrued expenses	102,010	34,600
Income from operations before changes in operating assets and liabilities	400,870	56,860
Decrease (increase) in operating assets		
Investments in receivables	3,345,673	2,359,696
Properties foreclosed	321,582	-
Other assets	(125,416)	(11,738)
Operating liabilities		
Increase (decrease) in other liabilities	27,231	(8,873)
Net Cash Provided by Operating Activities	3,969,940	2,395,945
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	(21,259)	(620)
Proceeds from disposal of long-term investments in securities	464	-
Net Cash Used in Investing Activities	(20,795)	(620)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(3,750,000)	(2,418,487)
Net Cash Used in Financing Activities	(3,750,000)	(2,418,487)
Net increase (decrease) in cash and cash equivalents	199,145	(23,162)
Cash and cash equivalents at beginning of the year	118,218	141,380
Cash and cash equivalents at the end of the year	317,363	118,218
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the year		
Interest expense	380,100	570,501
Income tax	1,863	108

Chanthaburi Asset Management Company Limited

Condensed Balance Sheets

As of December 31, 2002 and 2001

(Amounts in Thousand Baht)

	2002	2001
ASSETS		
Cash	7	7
Interbank and money market items	153,056	105,147
Investments - net	207,002	184,837
Investments in receivables - net	11,268,894	16,125,133
Properties foreclosed - net	2,780,831	2,081,563
Leasehold improvements and equipment - net	4,881	7,258
Other assets - net	19,887	24,962
Total Assets	14,434,558	18,528,907
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	12,370,000	16,380,000
Other liabilities	66,037	37,487
Shareholders' Equity	1,998,521	2,111,420
Total Liabilities and Shareholders' Equity	14,434,558	18,528,907

Chanthaburi Asset Management Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2002 and 2001

(Amounts in Thousand Baht

except for Loss per Share)

	2002	2001
Interest income	1,664,096	894,556
Interest expense	302,123	460,233
Net income from interest	1,361,973	434,323
Loss on impairment of investments in receivables (reversal)	639,673	(39,483)
Loss on debt restructuring of investments in receivables	1,306,582	959,227
Net expense from interest after loss on impairment and loss on debt restructuring of investments in receivables	(584,282)	(485,421)
Non-interest income	776,029	(12,304)
Non-interest expense	305,749	315,609
Net loss	(114,002)	(813,334)
Loss per share (Baht)	(0.23)	(1.63)

Chanthaburi Asset Management Company Limited

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(114,002)	(813,334)
Add (less) Adjustments to reconcile net loss to net cash from operating activities		
Loss on impairment of investments in securities	-	52,061
Gain on disposal of available-for-sale investments	-	(4,475)
Gain from investments in securities	(63,984)	-
Amortization of premiums on bonds	16	4
Loss on impairment of investments in receivables (reversal)	639,673	(39,483)
Loss on debt restructuring of investments in receivables	1,306,582	959,227
Interest income from amortization of revaluation allowance for debt restructuring	(148,622)	(19,076)
Loss on impairment of properties foreclosed	70,191	26,079
Depreciation	2,099	2,118
Gain on disposal of premises and equipments	(556)	(1)
Increase in accrued interest receivables	-	(6)
Amortization of deferred charges	4,038	4,038
Loss on impairment of other assets (reversal)	(5,284)	1,166
Increase (decrease) in accrued interest payables	1,704	(121,121)
Increase in other accrued expenses	20,307	14,120
Income from operations before changes in operating assets and liabilities	1,712,162	61,317
Decrease (increase) in operating assets		
Investments in receivables	1,977,905	1,296,265
Properties foreclosed	311,238	586,186
Other assets	6,321	(15,773)
Increase (decrease) operating liabilities		
Other liabilities	6,539	(1,886)
Net Cash Provided by Operating Activities	4,014,165	1,926,109
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of available-for-sale investments	-	29,403
Purchases of available-for-sale investments	-	(372)
Proceeds from disposal of long-term investments	42,910	-
Proceeds from disposal of equipment	1,043	3
Purchases of equipment	(209)	(158)
Net Cash Provided by Investing Activities	43,744	28,876

Chanthaburi Asset Management Company Limited

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in loans from bank	(4,010,000)	(1,986,010)
Net Cash used in Financing Activities	(4,010,000)	(1,986,010)
Net increase (decrease) in cash and cash equivalents	47,909	(31,025)
Cash and cash equivalents at beginning of the year	105,154	136,179
Cash and cash equivalents at the end of the year	153,063	105,154
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the year		
Interest expense	300,419	581,355
Income tax	3,323	7,008

Progress Land and Buildings Company Limited

Condensed Balance Sheets

As of December 31, 2002 and 2001

(Amounts in Thousand Baht)

	2002	2001
ASSETS		
Assets		
Cash in hand and at bank	127,937	90,209
Other current assets	6,203	5,118
Properties foreclosed - net	854,701	968,941
Premises and equipment - net	381,363	394,169
Other assets	129	150
Total Assets	1,370,333	1,458,587
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	10,002	9,674
Shareholders' equity	1,360,331	1,448,913
Total Liabilities and Shareholders' Equity	1,370,333	1,458,587

Progress Land and Buildings Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2002 and 2001

(Amounts in Thousand Baht

Except for Loss per Share)

	2002	2001
Revenues	40,607	37,770
Expenses	129,189	116,982
Net loss	(88,582)	(79,212)
Loss per share (Baht)	(4.43)	(3.96)

Thai Farmers Asset Management Company Limited

Condensed Balance Sheets

As of December 31, 2002 and 2001

(Amounts in Thousand Baht)

	2002	2001
ASSETS		
Assets		
Cash in hand and at bank	75,900	516,913
Investments - net	584,648	75,720
Fees receivable	62,748	60,149
Properties foreclosed - net	1,373	1,373
Premises and equipment - net	185,614	197,145
Other assets	453,683	514,027
Total Assets	1,363,966	1,365,327
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	67,205	71,131
Shareholders' Equity	1,296,761	1,294,196
Total Liabilities and Shareholders' Equity	1,363,966	1,365,327

Thai Farmers Asset Management Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2002 and 2001

(Amounts in Thousand Baht

Except for Earnings per Share)

	2002	2001
Revenues	430,057	424,650
Expenses	338,699	335,810
Net income	91,358	88,840
Earnings per share (Baht)	3.36	3.31

Summaries of financial position and results of operations of its subsidiaries which are not included in the consolidated financial statements are as follows:

(Million Baht)

Balance Sheets

	December 31, 2002 (Reviewed)			December 31, 2001 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Thai Farmers Research Center Co., Ltd.	36.4	1.3	35.1	35.8	1.1	34.7
Kanpai Co., Ltd.	81.9	33.1	48.8	66.1	30.2	35.9
Progress Plus Co., Ltd.	45.5	33.7	11.8	36.4	32.3	4.1
Progress Facilities Management Co., Ltd.	11.4	2.4	9.0	10.5	2.9	7.6
Progress Services Co., Ltd.	6.7	1.6	5.1	5.8	1.2	4.6
Progress Management Co., Ltd.	14.1	4.4	9.7	11.4	2.9	8.5
Progress Storage Co., Ltd.	4.6	0.5	4.1	0.2	-	0.2
Progress Appraisal Co., Ltd.	54.7	6.6	48.1	40.9	6.9	34.0
Progress Software Co., Ltd.	58.2	7.7	50.5	39.4	5.5	33.9
Thai Administration Services Co., Ltd.	150.6	31.1	119.5	90.0	32.8	57.2
	464.1	122.4	341.7	336.5	115.8	220.7

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For the Years Ended December 31,2002 and 2001

	2002 (Reviewed)				2001 (Audited)			
	Revenues	Expenses	Net Income	Earnings per Share(Baht)	Revenues	Expenses	Net Income (loss)	Earnings (Loss) per Share(Baht)
Thai Farmers Research Center Co., Ltd.	40.7	40.3	0.4	3.72	39.9	36.9	3.0	30.12
Kanpai Co., Ltd.	120.1	107.2	12.9	64.50	100.2	92.5	7.7	38.55
Progress Plus Co., Ltd.	215.3	207.6	7.7	33.31	140.4	137.7	2.7	11.59
Progress Facilities Management Co., Ltd.	180.1	178.7	1.4	28.87	136.5	135.7	0.8	16.08
Progress Services Co., Ltd.	95.1	94.6	0.5	26.26	80.5	79.2	1.3	65.96
Progress Management Co., Ltd.	24.6	23.3	1.3	20.80	20.7	19.4	1.3	22.48
Progress Storage Co., Ltd.	5.4	4.3	1.1	37.43	-	0.1	(0.1)	(4.87)
Progress Appraisal Co., Ltd.	91.3	77.2	14.1	2,817.04	84.6	67.1	17.5	3,506.57
Progress Software Co., Ltd.	88.4	68.8	19.6	196.23	63.9	52.9	11.0	109.53
Thai Administration Services Co., Ltd.	96.5	58.6	37.9	3.79	0.7	16.1	(15.4)	(2.83)
	957.5	860.6	96.9		667.4	637.6	29.8	

4.5 Loans and Accrued Interest Receivables

Prior to 2002, the Bank wrote off the portion of loans classified as loss that exceeded their collateral value, in accordance with the BoT notification dated September 21, 1999.

In 2002, the BoT cancelled such notification and allowed commercial banks to reverse loans which were previously written off in accordance with the BoT regulation dated February 18, 2002. Following this notification as of December 31, 2002 the Bank reversed loans classified as loss and related allowances for doubtful accounts which were previously written off, but did not restate the comparative data in the financial statements as of 31 December 2001. The effects on the consolidated and the Bank only financial statements as of December 31, 2002 are summarized as follows:

(Million Baht)

	2002
Increase in loans	25,685.7
Increase in allowance for doubtful accounts	25,685.7

If the Bank restated the financial statements for 2001, presented for comparative purposes, the effects on the consolidated and the Bank only financial statements as of December 31, 2001, are summarized as follows:

(Million Baht)

	2001
Increase in loans	34,051.3
Increase in allowances for doubtful accounts	34,051.3

Loans and accrued interest receivables as of December 31, consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Overdrafts	137,991.8	136,145.1	127,773.0	123,219.4
Loans	232,578.7	230,297.9	219,011.2	214,284.1
Bills	121,638.6	93,701.2	136,767.0	118,311.6
Others	13,993.8	16,342.6	12,973.8	10,324.9
Total	506,202.9	476,486.8	496,525.0	466,140.0
Add Accrued interest receivables	3,410.1	4,072.5	1,934.4	2,102.8
Less Allowance for doubtful accounts	(76,949.7)	(51,325.6)	(54,919.9)	(25,000.8)
Less Revaluation allowance for debt restructuring	(2,755.0)	(3,781.4)	(2,647.2)	(3,699.4)
Less Normalized provisioning	(800.0)	-	(800.0)	-
Total	429,108.3	425,452.3	440,092.3	439,542.6

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Within 1 year	340,254.3	306,845.2	343,385.8	306,829.3
Over 1 year	169,358.7	173,714.1	155,073.6	161,413.5
Total	509,613.0	480,559.3	498,459.4	468,242.8

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	2002			2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	488,149.7	726.3	488,876.0	462,330.0	14.7	462,344.7
US Dollars	17,028.1	1,778.3	18,806.4	14,587.8	2,439.4	17,027.2
Other currencies	1,806.4	124.2	1,930.6	1,014.2	173.2	1,187.4
Total	506,984.2	2,628.8	509,613.0	477,932.0	2,627.3	480,559.3

(Million Baht)

	The Bank					
	2002			2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	476,996.1	726.3	477,722.4	450,013.5	14.7	450,028.2
US Dollars	17,028.1	1,778.3	18,806.4	14,587.8	2,439.4	17,027.2
Other currencies	1,806.4	124.2	1,930.6	1,014.2	173.2	1,187.4
Total	495,830.6	2,628.8	498,459.4	465,615.5	2,627.3	468,242.8

4. Classified by Type of Business and Account Status

(Million Baht)

	Consolidated 2002					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	12,427.9	462.0	207.6	448.9	3,434.3	16,980.7
Manufacturing and commerce	229,115.2	7,271.1	2,524.9	7,187.3	59,611.0	305,709.5
Property development and construction	22,620.1	1,488.5	442.3	1,480.9	17,085.0	43,116.8
Infrastructure and services	50,308.3	1,270.8	609.7	1,565.5	9,916.0	63,670.3
Housing loans	26,586.4	1,357.3	547.8	1,022.6	12,995.6	42,509.7
Others	31,157.7	565.4	166.0	326.6	5,585.0	37,800.7
	372,215.6	12,415.1	4,498.3	12,031.8	108,626.9	509,787.7
Unearned discounts received in advance						(174.7)
Total						509,613.0

(Million Baht)

	Consolidated 2001					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,493.3	513.4	451.8	551.1	2,664.2	15,673.8
Manufacturing and commerce	228,425.5	6,302.7	6,360.7	9,681.2	43,227.4	293,997.5
Property development and construction	27,538.4	1,061.6	1,501.6	2,482.3	14,439.9	47,023.8
Infrastructure and services	51,578.6	1,529.9	2,158.9	2,401.0	8,367.6	66,036.0
Housing loans	35,147.6	1,419.4	1,181.6	1,017.7	12,467.2	51,233.5
Others	2,058.7	342.1	273.5	1,548.2	2,540.8	6,763.3
	356,242.1	11,169.1	11,928.1	17,681.5	83,707.1	480,727.9
Unearned discounts received in advance						(168.6)
Total						480,559.3

(Million Baht)

	The Bank 2002					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	12,375.8	456.5	207.6	448.9	2,929.3	16,418.1
Manufacturing and commerce	227,099.3	6,858.8	2,524.9	7,187.3	39,253.2	282,923.5
Property development and construction	22,062.3	1,354.8	442.3	1,480.9	12,261.7	37,602.0
Infrastructure and services	49,112.5	1,141.2	609.7	1,565.5	7,430.1	59,859.0
Housing loans	25,758.1	1,238.5	547.8	1,022.6	9,224.6	37,791.6
Others	58,661.4	406.4	166.0	326.6	4,479.5	64,039.9
	395,069.4	11,456.2	4,498.3	12,031.8	75,578.4	498,634.1
Unearned discounts received in advance						(174.7)
Total						498,459.4

(Million Baht)

	The Bank 2001					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,354.2	513.4	446.9	551.1	2,205.5	15,071.1
Manufacturing and commerce	224,460.3	5,953.1	6,022.8	9,672.2	19,424.6	265,533.0
Property development and construction	26,152.8	906.8	1,438.5	2,477.4	8,720.9	39,696.4
Infrastructure and services	49,823.5	1,205.1	2,106.9	2,401.0	5,533.1	61,069.6
Housing loans	32,966.9	1,303.3	1,163.1	1,016.8	8,851.2	45,301.3
Others	38,048.2	321.9	248.9	1,543.3	1,577.7	41,740.0
	382,805.9	10,203.6	11,427.1	17,661.8	46,313.0	468,411.4
Unearned discounts received in advance						(168.6)
Total						468,242.8

5. Classified by Account Status

(Million Baht)

	Consolidated 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	372,215,6	97,039.8	1	3,722.2
Special Mention	12,415.1	1,776.0	2	248.3
Sub-Standard	4,498.3	1,272.3	20	254.5
Doubtful	12,031.8	3,988.1	50	1,994.1
Loss	108,626.9	43,983.0	100	43,983.0
Allowance established in excess of BoT regulations	-	-		26,747.6
	509,787.7	148,059.2		76,949.7
Unearned discounts received in advance	(174.7)	(174.7)		
Total	519,613.0	147,884.5		

(Million Baht)

	Consolidated 2001			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	356,242.1	119,917.2	1	3,562.4
Special Mention	11,169.1	1,764.9	2	223.4
Sub-Standard	11,928.1	3,423.2	20	684.6
Doubtful	17,681.5	6,821.7	50	3,410.9
Loss	83,707.1	17,797.9	100	17,797.9
Allowance established in excess of BoT regulations	-	-		25,646.4
	480,727.9	149,724.9		51,325.6
Unearned discounts received in advance	(168.6)	(168.6)		
Total	480,559.3	149,556.3		

(Million Baht)

	The Bank 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	395,069.4	124,640.2	1	3,950.7
Special Mention	11,456.2	1,667.1	2	229.1
Sub-Standard	4,498.3	1,272.3	20	254.5
Doubtful	12,031.8	3,988.1	50	1,994.0
Loss	75,578.4	28,605.6	100	28,605.6
Allowance established in excess of BoT regulations	-	-		19,886.0
	498,634.1	160,173.3		54,919.9
Unearned discounts received in advance	(174.7)	(174.7)		
Total	498,459.4	159,998.6		

(Million Baht)

	The Bank 2001			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	382,805.9	155,028.9	1	3,828.1
Special Mention	10,203.6	1,671.2	2	204.1
Sub-Standard	11,427.1	3,233.1	20	646.6
Doubtful	17,661.8	6,820.6	50	3,410.3
Loss	46,313.0	-	100	-
Allowance established in excess of BoT regulations	-	-		16,911.7
	468,411.4	166,753.8		25,000.8
Unearned discounts received in advance	(168.6)	(168.6)		
Total	468,242.8	166,585.2		

6. The following information has been prepared to present the details of loans and accrued interest receivables in respect of which the Bank recorded the reversal of loans classified as loss and allowance for doubtful accounts which were previously written off, under BoT regulations amounting to Baht 34,051.3 million in the balance sheet as of December 31, 2001.

6.1 Classified by Type of Loans

(Million Baht)

	2001	
	Consolidated	The Bank
Overdrafts	145,416.8	132,491.1
Loans	246,576.6	230,562.8
Bills	101,409.0	126,019.4
Others	17,135.7	11,118.0
Total	510,538.1	500,191.3
Add Accrued interest receivables	4,072.5	2,102.8
Less Allowance for doubtful accounts	(85,376.9)	(59,052.1)
Less Revaluation allowance for debt restructuring	(3,781.4)	(3,699.4)
Total	425,452.3	439,542.6

6.2 Classified by Maturity of Contracts

(Million Baht)

	2001	
	Consolidated	The Bank
Within 1 year	340,896.5	340,880.6
Over 1 year	173,714.1	161,413.5
Total	514,610.6	502,294.1

6.3 Classified by Currencies and Residency of Borrowers

(Million Baht)

	2001					
	Consolidated			The Bank		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	495,192.7	729.0	495,921.7	482,876.2	729.0	483,605.2
US Dollars	14,587.8	2,880.1	17,467.9	14,587.8	2,880.1	17,467.9
Other currencies	1,014.2	206.8	1,221.0	1,014.2	206.8	1,221.0
Total	510,794.7	3,815.9	514,610.6	498,478.2	3,815.9	502,294.1

6.4 Classified by Type of Business and Account Status

(Million Baht)

Consolidated

2001

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,493.3	513.4	451.8	551.1	3,341.0	16,350.6
Manufacturing and commerce	228,425.5	6,302.7	6,360.7	9,681.2	53,438.9	304,209.0
Property development and construction	27,538.4	1,061.6	1,501.6	2,482.3	18,886.3	51,470.2
Infrastructure and services	51,578.6	1,529.9	2,158.9	2,401.0	9,769.0	67,437.4
Housing loans	35,147.6	1,419.4	1,181.6	1,017.7	14,388.8	53,155.1
Others	2,058.7	342.1	273.5	1,548.2	17,934.4	22,156.9
	356,242.1	11,169.1	11,928.1	17,681.5	117,758.4	514,779.2
Unearned discounts received in advance						(168.6)
Total						514,610.6

(Million Baht)

The Bank

2001

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	11,354.2	513.4	446.9	551.1	2,882.3	15,747.9
Manufacturing and commerce	224,460.3	5,953.1	6,022.8	9,672.2	29,636.1	275,744.5
Property development and construction	26,152.8	906.8	1,438.5	2,477.4	13,167.3	44,142.8
Infrastructure and services	49,823.5	1,205.1	2,106.9	2,401.0	6,934.5	62,471.0
Housing loans	32,966.9	1,303.3	1,163.1	1,016.8	10,772.9	47,223.0
Others	38,048.2	321.9	248.9	1,543.3	16,971.2	57,133.5
	382,805.9	10,203.6	11,427.1	17,661.8	80,364.3	502,462.7
Unearned discounts received in advance						(168.6)
Total						502,294.1

6.5 Classified by Account Status

(Million Baht)

	Consolidated 2001			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	356,242.1	119,917.2	1	3,562.4
Special Mention	11,169.1	1,764.9	2	223.4
Sub-Standard	11,928.1	3,423.2	20	684.6
Doubtful	17,681.5	6,821.7	50	3,410.9
Loss	117,758.4	51,849.2	100	51,849.2
Allowance established in excess of BoT regulations	-	-		25,646.4
	514,779.2	183,776.2		85,376.9
Unearned discounts received in advance	(168.6)	(168.6)		
Total	514,610.6	183,607.6		

(Million Baht)

	The Bank 2001			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	382,805.9	155,028.9	1	3,828.1
Special Mention	10,203.6	1,671.2	2	204.1
Sub-Standard	11,427.1	3,233.1	20	646.6
Doubtful	17,661.8	6,820.6	50	3,410.3
Loss	80,364.3	34,051.3	100	34,051.3
Allowance established in excess of BoT regulations	-	-		16,911.7
	502,462.7	200,805.1		59,052.1
Unearned discounts received in advance	(168.6)	(168.6)		
Total	502,294.1	200,636.5		

7. Non-performing loans (NPLs)

According to the BoT's directive dated January 16, 2003, non- performing loans (NPLs) is redefined as sub–quality loans, being outstanding loans of sub-standard, doubtful and loss loan accounts in accordance with the BoT's guidelines including fully–provisioned loss loans which were previously written – off and effective for the financial statements ended December 31, 2002.

As of December 31, non-performing loans (including financial institutions) based on the above directive were summarized as follows:

(Million Baht)

	2002		
	The Bank	Thonburi - AMC (Original principal)	The Bank and Thonburi - AMC
Non-performing loans	92,482.0	31,581.1	124,063.1
Total loans used for NPLs ratio calculation[(1)]	500,890.1	38,897.9	510,568.0
Percentage of total loans	18.46	81.19	24.30

As of December 31, 2001, non-performing loans including financial institutions which were defined at that time based on the BoT notification dated September 22, 1999 as loan accounts for which interest or principal has been in arrears for more than three months from the due date were summarized as follows:

(Million Baht)

	2001		
	The Bank	Thonburi - AMC (Original principal)	The Bank and Thonburi - AMC
Non-performing loans	62,722.9	36,018.4	98,741.3
Total loans used for NPLs ratio calculation[(1)]	478,787.0	47,326.8	489,133.8
Percentage of total loans	13.10	76.11	20.19

[(1)] Total loans used for NPLs ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

As of December 31, non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	2002		
	The Bank	Thonburi - AMC (Original principal)	The Bank and Thonburi - AMC
Non-accrual loans	146,714.4	38,897.9	185,612.3
Percentage of total loans	29.29	100.00	36.35

(Million Baht)

	2001		
	The Bank	Thonburi - AMC (Original principal)	The Bank and Thonburi - AMC
Non-accrual loans	133,320.7	47,326.8	180,647.5
Percentage of total loans	27.85	100.00	36.93

As of December 31, loans to listed companies which meet SET's criteria for delisting were as follows:

(Million Baht)

Consolidated

	2002			2001		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,874.7	1,173.6	503.8	2,330.3	1,661.5	123.1

(Million Baht)

The Bank

	2002			2001		
	Loans and Accrued Interest Receivables	Collateral Value	Allowances for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,833.8	1,073.3	483.5	2,106.1	1,526.7	20.2

As of December 31, the outstanding balances of loans to the Bank's wholly owned asset management companies were as follows:

(Million Baht)

	2002			
	Type of loans	Maturity	Interest	Amount
Thonburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	16,850.0
Chanthaburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	12,370.0

(Million Baht)

	2001			
	Type of loans	Maturity	Interest	Amount
Thonburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	20,600.0
Chanthaburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	16,380.0

8. Transfer of Sub-standard quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation (B.E. 2544), on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000, to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price does not exceed the book value of credit extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by the FIDF. The note will bear interest equal to the weighted average of deposit rates of five major banks, which will be paid at the end of each year by means of non-transferable, extendable 1-year promissory notes guaranteed by the FIDF. The rights to these notes and the received notes are included within investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree on the Thai Assets Management Corporation, (B.E.2544), and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, the expenses of TAMC are included in the calculation of gain or loss sharing. In the case of profit, the first portion of profit up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For the years 2002 and 2001, the Bank transferred to TAMC sub-quality assets relating to 45 borrowers and 216 borrowers (after adjustment) with a gross book value (as of their transfer dates) of Baht 2,215.2 million and Baht 12,171.1 million (after adjustment), respectively (totaling Baht 14,386.2 million). The estimated total transfer price was Baht 797.0 million and Baht 9,339.0 million (after adjustment) (totaling Baht 10,136.0 million). As of December 31, 2002, the Bank received promissory notes from TAMC of Baht 9,619.2 million and TAMC is examining the remaining assets of Baht 516.8 million and will confirm the transfer price in order to issue promissory notes to the Bank within the aforementioned timeframe. In anticipation of any potential losses on asset transfers, the Bank set aside additional allowance for doubtful accounts amounting to Baht 1,290.0 million in the third quarter of 2001.

4.6 Troubled Debt Restructuring

During the years ended December 31, 2002 and 2001, the Bank and its subsidiaries (Thonburi - AMC and Chanthaburi - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2002		2001		2002		2001	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt After Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt After Restructuring
Debt restructuring contracts that incurred losses	4,259	20,436.0	1,334	18,556.8	3,643	13,321.5	890	12,070.8
Debt restructuring contracts that incurred no losses	23,037	49,023.7	33,033	58,694.0	20,440	40,716.6	30,142	50,259.4
Total	27,296	69,459.7	34,367	77,250.8	24,083	54,038.1	31,032	62,330.2

The following are debtors that resulted in losses on debt restructuring for the years ended December 31, 2002 and 2001.

(Million Baht)

	Consolidated 2002					
		The Outstanding Debt		Transferred Assets		
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	3,655	9,998.1	-	Cash, land, premises and investments	6,228.3	3,769.8
Changes of repayment conditions	510	5,535.6	5,029.5	-	-	1,200.6
Debt restructuring in various forms	94	4,902.3	2,503.7	Cash, land, premises and investments	1,380.4	1,654.8
Total	4,259	20,436.0	7,533.2		7,608.7	6,625.2

(Million Baht)

Consolidated

2001

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	835	4,236.2	-	Cash, land, premises and investments	3,108.5	1,127.7
Changes of repayment conditions	470	8,610.5	7,937.2	-	-	1,593.3
Debt restructuring in various forms	29	5,710.1	4,541.2	Cash, land, premises and investments	1,080.8	1,770.9
Total	1,334	18,556.8	12,478.4		4,189.3	4,491.9

(Million Baht)

The Bank

2002

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	3,369	8,576.4	-	Cash, land, premises and investments	5,137.5	3,438.9
Changes of repayment conditions	220	2,330.7	2,275.3	-	-	325.0
Debt restructuring in various forms	54	2,414.4	1,381.0	Cash, land, premises and investments	721.7	877.0
Total	3,643	13,321.5	3,656.3		5,859.2	4,640.9

(Million Baht)

The Bank

2001

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	After Restructuring	Transferred Assets Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	636	1,908.2	-	Cash, land, premises and investments	1,357.3	550.9
Changes of repayment conditions	232	4,839.8	4,831.1	-	-	690.6
Debt restructuring in various forms	22	5,322.8	4,334.6	Cash, land, premises and investments	968.7	1,702.3
Total	890	12,070.8	9,165.7		2,326.0	2,943.8

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using present value of future cash flows discounted with market rate.

Terms of debt restructuring agreements of debtors which restructured by changing repayment conditions and restructured in various forms that resulted in losses on debt restructuring during the year are as follows:

(Million Baht)

The Bank

Terms of debt restructuring agreements	2002 Cases	2002 The Outstanding Debt Before Restructuring	2002 After Restructuring	2002 End of Year	2001 Cases	2001 The Outstanding Debt Before Restructuring	2001 After Restructuring	2001 End of Year
Less than 5 years	203	1,788.5	834.4	556.2	125	1,215.2	1,037.8	746.5
5 to 10 year	37	624.2	609.6	526.6	88	6,638.3	5,818.8	5,676.6
Over 10 years	34	2,332.4	2,212.3	2,152.7	41	2,309.1	2,309.1	2,271.9
Total	274	4,745.1	3,656.3	3,235.5	254	10,162.6	9,165.7	8,695.0

(Million Baht)

	2002							
		Thonburi - AMC				Chanthaburi - AMC		
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Year	Cases	Before Restructuring	After Restructuring	End of Year
Less than 5 years	133	1,127.4	806.7	306.0	34	1,979.3	1,269.6	889.4
5 to 10 year	58	911.7	621.7	399.6	11	1,140.8	672.3	505.5
Over 10 years	87	366.2	343.0	229.4	7	167.4	165.6	145.9
Total	278	2,405.4	1,771.4	935.0	52	3,287.5	2,106.5	1,540.8

The Bank and its subsidiaries recognized interest income from debt restructuring for the year ended December 31, as follows:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Debt restructuring contracts that incurred losses	1,481.4	1,944.6	986.3	1,745.6

As of December 31, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	2002	2001
Debt restructuring contracts that incurred losses	108.8	155.8

As of December 31, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the year as follows:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Debt restructuring contracts that incurred losses	5,711.3	10,777.1	3,235.5	8,695.0
Debt restructuring contracts that incurred no losses	30,716.1	41,749.3	28,269.8	36,160.0
Total	36,427.4	52,526.4	31,505.3	44,855.0

As of December 31, the Bank and its subsidiaries had outstanding balances relating to all restructuring debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Debt restructuring contracts that incurred losses	20,546.2	28,125.9	18,127.9	25,747.5
Debt restructuring contracts that incurred no losses	81,697.4	94,121.9	73,876.8	83,276.6
Total	102,243.6	122,247.8	92,004.7	109,024.1

4.7 Allowance for Doubtful Accounts

The movements in the allowance for doubtful accounts during the year are as follows:

(Million Baht)

Consolidated

2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,562.4	223.4	684.6	3,410.9	17,797.9	-	25,646.4	51,325.6
Doubtful accounts (reversal)	159.8	24.9	(430.1)	(1,416.8)	(2,920.1)	-	1,101.2	(3,481.1
Bad debts recovered	-	-	-	-	10,525.3	-	-	10,525.3
Bad debts written off	-	-	-	-	(4,569.5)	-	-	(4,569.5
Reversal based on BoT policy (Note 4.5)	-	-	-	-	25,685.7	-	-	25,685.7
Allowance for loans transferred to TAMC	-	-	-	-	(1,418.2)	-	-	(1,418.2
Others	-	-	-	-	(1,118.1)	-	-	(1,118.1
Balance at ended of the year	3,722.2	248.3	254.5	1,994.1	43,983.0	-	26,747.6	76,949.7

(Million Baht)

Consolidated

2001

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,492.0	190.4	1,055.5	2,990.1	21,144.8	5.5	25,865.3	54,743.6
Doubtful accounts (reversal)	70.4	33.0	(370.9)	420.8	(668.1)	(5.5)	(218.9)	(739.2)
Bad debts recovered	-	-	-	-	17,786.5	-	-	17,786.5
Bad debts written off	-	-	-	-	(16,351.8)	-	-	(16,351.8)
Allowances for loans transferred to TAMC	-	-	-	-	(2,867.3)	-	-	(2,867.3)
Others	-	-	-	-	(1,246.2)	-	-	(1,246.2)
Balance at ended of the year	3,562.4	223.4	684.6	3,410.9	17,797.9	-	25,646.4	51,325.6

(Million Baht)

The Bank

2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,828.1	204.1	646.6	3,410.3	-	-	16,911.7	25,000.8
Doubtful accounts (reversal)	122.6	25.0	(392.1)	(1,416.3)	(5,039.8)	-	2,974.3	(3,726.3)
Bad debt recovered	-	-	-	-	10,525.3	-	-	10,525.3
Bad debt written off	-	-	-	-	(1,192.5)	-	-	(1,192.5)
Reversal based on BoT policy (Note 4.5)	-	-	-	-	25,685.7	-	-	25,685.7
Allowance for loans transferred to TAMC	-	-	-	-	(1,418.2)	-	-	(1,418.2)
Others	-	-	-	-	45.1	-	-	45.1
Balance at ended of the year	3,950.7	229.1	254.5	1,994.0	28,605.6	-	19,886.0	54,919.9

(Million Baht)

	The Bank							
	2001							
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,854.6	182.4	1,048.2	2,970.6	-	5.5	13,747.0	21,808.3
Doubtful accounts (reversals)	(26.5)	21.7	(401.6)	439.7	(4,210.6)	(5.5)	3,164.7	(1,018.1)
Bad debts recovered	-	-	-	-	17,786.5	-	-	17,786.5
Bad debts written off	-	-	-	-	(10,634.9)	-	-	(10,634.9)
Allowances for loans sold to TAMC	-	-	-	-	(2,867.3)	-	-	(2,867.3)
Others	-	-	-	-	(73.7)	-	-	(73.7)
Balance at ended of the year	3,828.1	204.1	646.6	3,410.3	-	-	16,911.7	25,000.8

For the year ended December 31, 2001, the Bank wrote off the portion of loans (including accrued interest receivables) classified as loss that exceeded their collateral value (calculated in accordance with BoT regulations) and non-collectible loans totalling Baht 10,501.3 million.

4.8 Revaluation Allowance for Debt Restructuring

Movements in revaluation allowance for debt restructuring during the year were as follows:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Balance at beginning of the year	3,781.4	3,101.9	3,699.4	3,101.9
Additions (reversal)	(393.2)	1,815.8	(625.4)	1,681.0
Amortization	(633.2)	(1,136.3)	(426.8)	(1,083.5)
Balance at end of the year	2,755.0	3,781.4	2,647.2	3,699.4

4.9 Normalized Provisioning

For the year ended December 31, 2002, the Bank set aside normalized provisioning amounting to Baht 800 million.

4.10 Properties Foreclosed

Properties foreclosed as of December 31, consisted of:

(Million Baht)

Type of Properties Foreclosed	Consolidated 2002			
	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired through debt repayment				
1.1 Immovable assets	17,847.6	3,231.4	(3,015.7)	18,063.3
1.2 Movable assets	25.6	-	-	25.6
Total	17,873.2	3,231.4	(3,015.7)	18,088.9
2. Others	1,100.4	377.0	(35.2)	1,442.2
Total Properties foreclosed	18,973.6	3,608.4	(3,050.9)	19,531.1
Less Allowance for impairment	(4,121.2)	(837.7)	514.6	(4,444.3)
Total Properties Foreclosed - net	14,852.4	2,770.7	(2,536.3)	15,086.8

(Million Baht)

Type of Properties Foreclosed	Consolidated 2001			
	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired through debt repayment				
1.1 Immovable assets	14,701.2	4,567.1	(1,420.7)	17,847.6
1.2 Movable assets	25.6	-	-	25.6
Total	14,726.8	4,567.1	(1,420.7)	17,873.2
2. Others	1,130.5	18.9	(49.0)	1,100.4
Total Properties foreclosed	15,857.3	4,586.0	(1,469.7)	18,973.6
Less Allowances for impairment	(1,091.2)	(3,480.0)	450.0	(4,121.2)
Total Properties Foreclosed – net	14,766.1	1,106.0	(1,019.7)	14,852.4

(Million Baht)

	The Bank 2002			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired through debt repayment				
1.1 Immovable assets	15,512.2	1,559.0	(2,370.4)	14,700.8
1.2 Movable assets	25.6	-	-	25.6
Total	15,537.8	1,559.0	(2,370.4)	14,726.4
2. Others	6.0	375.2	(4.8)	376.4
Total Properties foreclosed	15,543.8	1,934.2	(2,375.2)	15,102.8
Less Allowances for impairment	(3,909.4)	(630.5)	505.7	(4,034.2)
Total Properties Foreclosed – net	11,634.4	1,303.7	(1,869.5)	11,068.6

(Million Baht)

	The Bank 2001			
Type of Properties Foreclosed	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired through debt repayment				
1.1 Immovable assets	13,629.5	2,663.9	(781.2)	15,512.2
1.2 Movable assets	25.6	-	-	25.6
Total	13,655.1	2,663.9	(781.2)	15,537.8
2. Others	6.0	18.9	(18.9)	6.0
Total Properties foreclosed	13,661.1	2,682.8	(800.1)	15,543.8
Less Allowances for impairment	(991.0)	(3,359.1)	440.7	(3,909.4)
Total Properties Foreclosed - net	12,670.1	(676.3)	(359.4)	11,634.4

4.11 Classified Assets

As of December 31, assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivables (including financial institutions),or properties foreclosed or other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisals of the financial standing of each borrower, as follows:

(Million Baht)

Consolidated

2002

	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	375,755.3	-	8.8	375,764.1
Special Mention	-	12,415.1	-	-	12,415.1
Sub-Standard	-	4,498.3	-	-	4,498.3
Doubtful	-	12,031.8	-	-	12,031.8
Loss	6,957.3	109,279.3	2,024.5	1,552.8	119,813.9
Total	6,957.3	513,979.8	2,024.5	1,561.6	524,523.2

(Million Baht)

Consolidated

2001

	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	368,825.7	-	0.1	368,825.8
Special Mention	-	11,170.2	-	-	11,170.2
Sub-Standard	-	11,928.1	-	-	11,928.1
Doubtful	-	17,688.2	-	-	17,688.2
Loss	7,298.7	83,707.1	1,626.9	1,610.6	94,243.3
Total	7,298.7	493,319.3	1,626.9	1,610.7	503,855.6

(Million Baht)

	The Bank 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	398,651.8	-	-	398,651.8
Special Mention	-	11,456.2	-	-	11,456.2
Sub-Standard	-	4,498.3	-	-	4,498.3
Doubtful	-	12,031.8	-	-	12,031.8
Loss	4,842.7	76,188.1	1,828.7	1,294.0	84,153.5
Total	4,842.7	502,826.2	1,828.7	1,294.0	510,791.6

(Million Baht)

	The Bank 2001				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	395,389.6	-	-	395,389.6
Special Mention	-	10,204.6	-	-	10,204.6
Sub-Standard	-	11,427.1	-	-	11,427.1
Doubtful	-	17,668.5	-	-	17,668.5
Loss	5,384.0	46,313.0	1,544.0	1,460.9	54,701.9
Total	5,384.0	481,002.8	1,544.0	1,460.9	489,391.7

4.12 Premises and Equipment

Changes in premises and equipment for the year ended December 31, 2002 are summarized as follows:

(Million Baht)

Consolidated

2002

	Change of Cost					Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase/ Transfer in	Revalue	Disposal/ Transfer at	Ending Balance	Beginning Balance	Depreciation	Revalue	Disposal	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land															
Cost	3,212.1	-	-	(221.4)	2,990.7	-	-	-	-	-	563.1	(71.5)	491.6	2,649.0	2,499.1
Revalued cost															
in 2000	6,018.7	-	-	(26.9)	5,991.8	-	-	-	-	-	-	-	-	6,018.7	5,991.8
Building															
Cost	9,497.7	65.5	-	(225.7)	9,337.5	2,614.3	277.6	-	(71.0)	2,820.9	351.2	(7.5)	343.7	6,532.2	6,172.9
Revalued cost															
- in 2000	4,969.6	-	-	(66.9)	4,902.7	1,679.8	154.4	-	(29.5)	1,804.7	-	-	-	3,289.8	3,098.0
- in 2002	-	-	9.7	-	9.7	-	0.9	2.7	-	3.6	-	-	-	-	6.1
Equipment	12,896.0	1,506.7	-	(442.3)	13,960.4	9,226.5	1,072.0	-	(421.7)	9,876.8	-	-	-	3,669.5	4,083.6
Others	649.0	1,483.6	-	(1,548.3)	584.3	34.9	6.9	-	(0.5)	41.3	-	-	-	614.1	543.0
Total	37,243.1	3,055.8	9.7	(2,531.5)	37,777.1	13,555.5	1,511.8	2.7	(522.7)	14,547.3	914.3	(79.0)	835.3	22,773.3	22,394.5

Depreciation presented in the statement of income of the Bank and its subsidiaries for the years ended December 31, 2002 and 2001 amounted to Baht 1,511.8 million and Baht 1,582.3 million, respectively, (including depreciation on building revaluation of Baht 155.3 million and Baht 163.6 million, respectively). As of December 31, 2002 and 2001, premises and equipment with an original cost of Baht 6,309.4 million and Baht 5,196.9 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

2002

	Change of Cost					Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase/ Transfer in	Revalue	Disposal/ Transfer at	Ending Balance	Beginning Balance	Depreciation	Revalue	Disposal	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land															
Cost	3,116.8	-	-	(221.4)	2,895.4	-	-	-	-	-	545.0	(71.5)	473.5	2,571.8	2,421.9
Revalued cost in 2000	6,018.7	-	-	(26.9)	5,991.8	-	-	-	-	-	-	-	-	6,018.7	5,991.8
Building															
Cost	8,837.1	63.3	-	(220.8)	8,679.6	2,541.3	256.5	-	(69.1)	2,728.7	248.7	(4.9)	243.8	6,047.1	5,707.1
Revalued cost															
- in 2000	4,969.6	-	-	(66.9)	4,902.7	1,679.8	154.4	-	(29.5)	1,804.7	-	-	-	3,289.8	3,098.0
- in 2002	-	-	9.7	-	9.7	-	0.9	2.7	-	3.6	-	-	-	-	6.1
Equipment	12,872.8	1,484.5	-	(442.3)	13,915.0	9,216.1	1,066.9	-	(421.7)	9,861.3	-	-	-	3,656.7	4,053.7
Others	589.2	1,480.6	-	(1,547.4)	522.4	-	-	-	-	-	-	-	-	589.2	522.4
Total	36,404.2	3,028.4	9.7	(2,525.7)	36,916.6	13,437.2	1,478.7	2.7	(520.3)	14,398.3	793.7	(76.4)	717.3	22,173.3	21,801.0

Depreciation presented in the statement of income of the Bank of the years ended December 31, 2002 and 2001 amounted to Baht 1,478.7 million and Baht 1,549.8 million, respectively, (including depreciation on building revaluation of Baht 155.3 million and Baht 163.6 million, respectively). As of December 31, 2002 and 2001, premises and equipment with an original cost of Baht 6,278.1 million and Baht 5,172.5 million, respectively, were fully depreciated but still in use.

4.13 Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets as of December 31, consisted of:

(Million Baht)

	Consolidated	
	2002	2001
Allowances for impairment of investments	13.1	13.1
Allowances for impairment of buildings	1.0	1.8
Allowances for impairment of properties foreclosed	0.2	0.2
Total	14.3	15.1

Deferred tax liabilities as of December 31, consisted of:

(Million Baht)

	Consolidated and The Bank	
	2002	2001
Appraisal surplus	2,728.8	2,792.6
Revaluation surplus on investments	1,333.4	831.1
Share of profit from investment on the equity method	-	114.8
Total	4,062.2	3,738.5

4.14 Deposits

Deposits as of December 31, were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Current	26,498.9	21,959.6	26,977.7	22,183.2
Savings	281,959.2	241,937.5	282,087.4	242,027.7
Term				
- Less than 6 months	273,333.1	332,681.1	273,333.1	332,681.1
- 6 months and less than 1 year	5,903.1	7,899.8	5,903.1	7,899.8
- 1 year and over 1 year	63,698.8	60,053.7	63,698.8	60,053.7
Total	651,393.1	664,531.7	652,000.1	664,845.5

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated 2002	Consolidated 2001	The Bank 2002	The Bank 2001
Within 1 year	638,654.4	657,986.9	639,261.4	658,300.7
Over 1 year	12,738.7	6,544.8	12,738.7	6,544.8
Total	651,393.1	664,531.7	652,000.1	664,845.5

3. Classified by Currency and Residency of Depositors

(Million Baht)

	Consolidated					
	2002			2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	637,384.6	11,756.4	649,141.0	650,635.4	9,974.1	660,609.5
US Dollars	1,678.5	176.6	1,855.1	2,957.2	587.8	3,545.0
Other currencies	324.2	72.8	397.0	330.8	46.4	377.2
Total	639,387.3	12,005.8	651,393.1	653,923.4	10,608.3	664,531.7

(Million Baht)

	The Bank					
	2002			2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	637,991.6	11,756.4	649,748.0	650,949.2	9,974.1	660,923.3
US Dollars	1,678.5	176.6	1,855.1	2,957.2	587.8	3,545.0
Other currencies	324.2	72.8	397.0	330.8	46.4	377.2
Total	639,994.3	12,005.8	652,000.1	654,237.2	10,608.3	664,845.5

4.15 Interbank and Money Market Items (Liabilities)

Interbank and money market items (liabilities) as of December 31, consisted of:

(Million Baht)

	Consolidated					
		2002			2001	
	At call	Term	Total	At call	Term	Total
1. Domestic						
BoT and FIDF	-	28.3	28.3	-	473.5	473.5
Commercial banks	443.8	-	443.8	363.6	-	363.6
Other banks	172.1	-	172.1	267.8	170.8	438.6
Finance, finance and securities, securities and credit foncier companies	878.0	97.1	975.1	703.1	129.8	832.9
Other financial institutions	1,576.9	2,053.4	3,630.3	660.1	2,839.9	3,500.0
Total Domestic	3,070.8	2,178.8	5,249.6	1,994.6	3,614.0	5,608.6
2. Foreign						
US Dollars	97.6	18.4	116.0	388.0	7,616.9	8,004.9
Yen	78.2	-	78.2	4.0	-	4.0
Deutsche Marks	-	-	-	3.1	-	3.1
Other currencies	249.6	-	249.6	202.0	-	202.0
Total Foreign	425.4	18.4	443.8	597.1	7,616.9	8,214.0
Total Domestic and Foreign	3,496.2	2,197.2	5,693.4	2,591.7	11,230.9	13,822.6

(Million Baht)

	The Bank					
	2002			2001		
	At call	Term	Total	At call	Term	Total
1. Domestic						
BoT and FIDF	-	28.3	28.3	-	473.5	473.5
Commercial banks	443.8	-	443.8	363.6	-	363.6
Other banks	172.1	-	172.1	267.8	170.8	438.6
Finance, finance and securities, securities and credit foncier companies	878.0	97.1	975.1	703.1	129.8	832.9
Other financial institutions	1,576.9	2,053.4	3,630.3	668.8	2,839.9	3,508.7
Total Domestic	3,070.8	2,178.8	5,249.6	2,003.3	3,614.0	5,617.3
2. Foreign						
US Dollars	97.6	18.4	116.0	388.0	7,616.9	8,004.9
Yen	78.2	-	78.2	4.0	-	4.0
Deutsche Marks	-	-	-	3.1	-	3.1
Other currencies	249.6	-	249.6	202.0	-	202.0
Total Foreign	425.4	18.4	443.8	597.1	7,616.9	8,214.0
Total Domestic and Foreign	3,496.2	2,197.2	5,693.4	2,600.4	11,230.9	13,831.3

4.16 Long-Term Borrowing

Long-term borrowing as of December 31, consisted of:

(Million Baht)

	Consolidated and The Bank					
	2002			2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures (Note 4.17)	-	8,588.9	8,588.9	-	8,780.5	8,780.5
Subordinated debentures cum preferred shares (Note 4.18)	19,967.1	-	19,967.1	19,967.1	-	19,967.1
Subordinated Debentures of the Thai Farmers Bank PCL. No.2 (Note 4.18)	20,000.0	-	20,000.0	20,000.0	-	20,000.0
Total	39,967.1	8,588.9	48,556.0	39,967.1	8,780.5	48,747.6

4.17 Subordinated Debentures and Warrants

The Board of Directors in its meeting on September 29, 1994 approved the issuance of 7.5 million units of subordinated debentures having a face value of Baht 1,000 each, with a seven-year maturity at a price of Baht 1,000 each totaling Baht 7,500 million carrying a 9.875 percent coupon rate payable semi-annually. On October 12, 2001, the Bank has redeemed those subordinated debentures at maturity.

The debentures were issued with 75 million warrants, having a five-year maturity, at a price of Baht 40 each totaling Baht 3,000 million. An investor buying one unit of debenture received 10 warrants, each of which can be exercised quarterly over their maturity period for a Baht 10 par value ordinary share at a price of Baht 188 each. Later the exercise price was changed to Baht 181.692 effective from August 5, 1996. The subscription period was during October 10-12, 1994. On August 20, 1999, the exercise price was adjusted to Baht 119.764 and the exercise ratio of ordinary shares was 1.51708 per 1 unit of warrant. September 30, 1999 was the last day on which the right could be exercised. There were 18 warrants exercised for 27 ordinary shares amounting to Baht 119.764 per share and totaling Baht 3,233. The Bank registered the increase in paid-up capital from Baht 11,765,473,450 to Baht 11,765,473,720 with the Ministry of Commerce on October 13, 1999. The Bank has transferred the remaining warrants as the surplus of the expired warrants on October 1, 1999.

The Board of Directors in its meeting on July 25, 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on August 21, 1996 carrying a 8.25 percent coupon rate payable semi-annually.

In addition a second issuance of warrants of 100 million units having a six-year maturity were offered to existing shareholders in the ratio of eight ordinary shares for each warrant, at a price of Baht 25 each totaling Baht 2,500 million. Each warrant can be exercised quarterly over their maturity period for a Baht 10 par value ordinary share at a price of Baht 200 each. The subscription period was during September 4-12, 1996. On August 20, 1999, the exercise price was adjusted to Baht 131.832 and the exercise ratio of ordinary shares was 1.51708 per 1 unit of warrant. The last exercise date was September 16, 2002 and these expired warrants amounting to Baht 2,520.43 million have been presented in the financial statements as premium on expired warrants.

A resolution was passed by the Extraordinary Meeting of Shareholders held on August 11, 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank employees, except for the employees who are directors, under a three-year scheme for offering for sale of securities to Bank employees, except for the employees who are directors and to consider appointing the Selection Committee appointed by the shareholders, and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for the employees who are directors, under a scheme for offering for sale of securities to Bank employees, except for the employees who are directors.

Warrants issued to Bank employees (except directors) consisted of:

Details of Warrants	Phase 1	Phase 2	Phase 3
1. Offering date	August 1-31, 2000	December 7-28, 2001	December 2-30, 2002
2. Maturity	five-year and four-month	five-year and one-day	five-year
3. Offering price	zero Baht	zero Baht	zero Baht
4. Right to exercise	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share
5. Exercise price	30 Baht	30 Baht	27.82 Baht
6. Exercise date (every last business day)	June and December	June and December	March , June , September and December
7. Term of exercise period	Dec. 28, 2001 - Dec. 30, 2005	Dec. 30, 2002 – Dec. 29, 2006	Dec. 30, 2003 – Dec. 30, 2007
8. Total offered	18,500,000 units	5,000,000 units	26,500,000 units
9. Total allocated	15,612,600 units	3,962,500 units	26,490,560 units
10. Total allocated and accepted	15,586,300 units	3,885,300 units	26,048,380 units

(Unit : Unit)

The movements of warrants during the year	Phase 1	Phase 2	Phase 3	Total
Beginning balance as of January 1, 2001	15,525,500	-	-	15,525,500
Add Warrant issued during the year	-	3,885,300	-	3,885,300
Less Exercise	-	-	-	-
Less Exercise right terminated from employee's retirement	(1,165,600)	-	-	(1,165,600)
Less Expired	-	-	-	-
Ending balance as of December 31, 2001	14,359,900	3,885,300	-	18,245,200
Add Warrant issued during the year	-	-	26,048,380	26,048,380
Less Exercise	-	-	-	-
Less Exercise right terminated from employee's retirement	(546,000)	(591,900)	-	(1,137,900)
Less Expired right	-	-	-	-
Ending balance as of December 31, 2002	13,813,900	3,293,400	26,048,380	43,155,680

4.18 Subordinated Debentures Cum Preferred Shares No.1 (Commonly referred to as "SLIPS") and Subordinated Debentures No.2

On January 11, 1999, the Bank jointly and simultaneously issued 547,345 Class A Preferred Shares (the "Preferred Shares"), with a par value of Baht 10 per share and a liquidation preference of US$ 1,000 per share, and 547,345 Subordinated Debentures Cum Preferred Shares of the Thai Farmers Bank Public Company Limited No. 1 ("Debentures #1"), with a face value of US$ 1,000 per debenture, for total proceeds of US$ 547,345,000 (Baht 19,999,986,300). These securities were purchased by The Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund (the "Fund") with the proceeds from the Fund's offering of Investment Units to institutional investors. The Bank and the Fund entered into a Master Investment Contract (the "Contract") that sets forth certain terms and conditions for the securities.

The Preferred Shares are noncumulative. The Bank must declare and pay a full dividend on the Preferred Shares if it declares and pays a dividend on ordinary shares of the Bank. The amount of the dividend on the Preferred Shares shall be limited to Baht 1 per share per annum if either the Bank continues to pay interest on the Debentures #1 in full or the liquidation preference of the Preferred Shares has been reduced to par as discussed below. If the Bank has not continued to pay interest in full on the Debentures #1, the dividend on the Preferred Shares shall be equal to the annual interest not paid on the Debentures #1. If the Bank does not declare and pay a dividend to ordinary shareholders and, therefore, is not required to pay a dividend on the Preferred Shares, the Bank still has the option to pay part or all of the dividends on the Preferred Shares if there are sufficient retained profits or not to pay any dividend. Upon a redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par value and each Preferred Share shall be converted into one ordinary share of the Bank under the terms set forth in the Contract.

The Debentures #1 mature upon liquidation of the Bank. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, if the Debentures #1 and Preferred Shares no longer qualify as tier 1 capital of the Bank or if interest payments under the Debentures #1 are no longer deductible as an expense for income tax purposes. Otherwise, they are redeemable at the option of the Bank after five years. The Debentures #1 bear interest at a stated rate of 19.32% per annum payable semi-annually, though the effective interest rate is higher as discussed below. The Bank is only required to pay such interest if it would otherwise be required to pay dividends on the Preferred Shares. If the Bank is not required to pay interest, the Bank still may pay part or all of the interest at its option.

The Contract stipulates that, prior to redemption of the Debentures #1, the Preferred Shares may only be transferred to another person if the Fund simultaneously transfers the Debentures #1 to the same person and such person agrees to be bound by the Contract. Also under the Contract, the Fund and the Bank agree that, upon redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par and each Preferred Share shall be converted into one ordinary share of the Bank. The Contract also effectively converts the Debentures #1 from a US$ obligation to a Baht obligation by fixing the Baht equivalent exchange rate for interest payments and redemption to the exchange rate officially declared by the Bank of Thailand on the day immediately prior to the issue date of the Debentures #1. The resulting effective Baht denominated interest rate for the Debentures #1 is 23% per annum.

Under the Contract, it is understood that redemption of the Debentures #1 by the Bank shall be deemed to be full payment to the Fund under the terms of the Debentures #1 and Preferred Shares as set forth in the prospectus and the Articles of Association, respectively.

Also on January 11, 1999, the Bank issued 20,000,000 Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 Due 2549 ("Debentures #2"), with a face value of Baht 1,000 per debenture, for total proceeds of Baht 20,000,000,000. The Debentures #2 mature seven years after the issue date. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, after five years. The Debentures #2 bear interest at 22.296175% per annum payable quarterly.

The Bank presented the transactions of the subordinated debentures cum preferred shares of Baht 19,999.9 million to conform with the Institute of Certified Accountants and Auditors of Thailand's third interpretation titled The Hybrid Financial Instruments Issued by Financial Institution. In this regard, the Bank presents the preferred shares and the premiums on preferred shares totaling Baht 32.8 million as a part of shareholders' equity and presents the remaining Baht 19,967.1 million in the separate item under "Subordinated debentures cum preferred shares" as a part of liabilities. However the total amount of subordinated debentures cum preferred shares can be counted as tier 1 capital as permitted by the Bank of Thailand. The Debentures #2 of the Baht 20,000 million are presented as part of long-term borrowings.

4.19 Capital Requirements

The ratios of capital to assets (Capital Adequacy Ratio) as of December 31, were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies, as follows:

	2002	2001
		(Million Baht)
Tier-1 Capital		
Issued and fully paid-up share capital, premiums on share capital, warrants and premiums on warrants	78,556.9	78,556.9
Legal reserves	800.0	800.0
Other reserves	26,675.3	26,675.3
Net loss after appropriation	(83,029.4)	(87,921.3)
Subordinated debentures cum preferred shares	19,967.1	19,967.1
Total Tier-1 Capital	42,969.9	38,078.0
Tier-2 Capital		
Surplus on land revaluation	4,191.8	4,210.6
Surplus on premises revaluation	1,549.9	1,642.7
Provision for normal assets	3,758.0	3,736.3
Subordinated debentures	20,561.3	19,039.0
Total Tier-2 Capital	30,061.0	28,628.6
Total Capital Requirements	73,030.9	66,706.6

The BoT's regulations require that banks registered in Thailand maintain a ratio of capital fund to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank are as follows:

	Percentage	
	2002	2001
Total Capital Requirements	14.34	12.73
Tier-1 Capital	8.44	7.27

4.20 Legal Reserves

According to Public Company Act, the Bank has to allocate at least 5 percent of its net income for the year, less accumulated net losses (if any), to capital reserves until this reserved capital is not less than 10 percent of authorized share capital.

4.21 Other Reserves

The Bank allocates part of its net income for the year to become other reserves which are classified or considered to be general capital with no specific purpose.

4.22 Bad Debt and Doubtful Accounts(Reversal)

Bad debt and doubtful accounts (reversal) for the years ended December 31, consisted of:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
General customers	(3,481.1)	(739.2)	(3,726.3)	(1,018.1)
Financial institutions	177.4	(82.6)	177.4	(82.6)
Total	(3,303.7)	(821.8)	(3,548.9)	(1,100.7)

4.23 Loss on Debt Restructuring

Loss on debt restructuring for the years ended December 31, consisted of:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Net present value of cashflows lower than investments in receivables	(393.2)	1,815.8	(625.4)	1,681.0
Transferred assets lower than investments in receivables	4,619.8	1,163.8	4,174.3	709.7
Total	4,226.6	2,979.6	3,548.9	2,390.7

4.24 Income Tax

Income tax for the years ended December 31, consisted of:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Current income tax expense	39.0	32.5	-	-
Deferred income tax expense relating to the origination and reversal of temporary difference	(114.0)	628.7	(114.8)	624.1
Income tax expense	(75.0)	661.2	(114.8)	624.1

The Bank has deferred income tax which has been transferred directly to shareholders' equity consisting of:

(Million Baht)

	Consolidated and The Bank For the Years Ended December 31,	
	2002	2001
Deferred income tax relating to appraisal revaluation surplus, decrease	(63.8)	(49.1)
Deferred income tax relating to changes in value of investment, increase	502.3	56.9

4.25 Assets Pledged as Collateral

Assets pledged as collateral as of December 31, consisted of:

(Million Baht)

	Consolidated and The Bank	
	2002	2001
Government bonds	4.8	3.6
State enterprise bonds	27.9	28.0
Total	32.7	31.6

The Bank has pledged these assets as collateral for electricity consumption and using as court collateral.

4.26 Contingencies

Contingencies as of December 31, consisted of:

(Million Baht)

	Consolidated and The Bank					
	2002			2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	261.1	-	261.1	223.0	-	223.0
Letters of indemnity-borrowing	140.1	6,190.3	6,330.4	285.9	8,579.3	8,865.2
Other guarantees	24,705.7	3,955.5	28,661.2	25,377.8	3,613.9	28,991.7
Letters of credit	380.1	8,495.5	8,875.6	154.1	6,375.3	6,529.4
Exchange rate agreements						
Purchase agreements	-	48,818.7	48,818.7	881.6	26,134.7	27,016.3
Sale agreements	324.5	172,210.9	172,535.4	2,414.0	200,291.2	202,705.2
Interest rate agreements						
Purchase agreements	-	11,559.1	11,559.1	794.3	2,084.0	2,878.3
Sale agreements	-	11,559.1	11,559.1	794.3	2,084.0	2,878.3
Unused credit line of overdraft	103,352.8	-	103,352.8	101,952.2	48.2	102,000.4
Others	136.7	6,124.6	6,261.3	1,125.8	2,656.4	3,782.2
Total	129,301.0	268,913.7	398,214.7	134,003.0	251,867.0	385,870.0

Under normal business operations, the Bank is a defendant in litigations against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 791.6 million and Baht 713.9 million as of December 31, 2002 and 2001, respectively. The Management believes that any liability resulting from these litigations will not be material to the Bank's financial position or on the results of operations.

4.27 Related Party Transactions

4.27.1 Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital as of December 31, are summarized as follows:

(Million Baht)

	Consolidated	
	2002 End of Year	2001 End of Year
Loans		
1. Executive officers	24.4	23.6
2. Business entities where the Bank and its subsidiaries, their directors or executive officers, hold 10% or more of the paid-up capital	2,529.8	3,295.0
Total	2,554.2	3,318.6
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and its subsidiaries, their directors or executive officers, hold 10% or more of the paid-up capital	76.5	315.7
Total	76.5	315.7

(Million Baht)

	The Bank	
	2002 End of Year	2001 End of Year
Loans		
1. Executive officers	24.4	23.6
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid-up capital	31,749.8	40,275.0
Total	31,774.2	40,298.6
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid-up capital	76.5	315.7
Total	76.5	315.7

4.27.2 Related Party

Relationships between the Bank and other business entities where control exists as of December 31, consisted of:

Company Name	Type of Relationship	% Shareholding 2002	% Shareholding 2001	Type of share	Type of Business
Thonburi Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Chanthaburi Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Thai Farmers Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.92%	99.92%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Thai Farmers Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	60.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

4.27.3 Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank December 31, 2002	The Bank December 31, 2001
Loans		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.		
Beginning balance	20,600.0	23,018.5
Deductions	(3,750.0)	(2,418.5)
Ending balance	16,850.0	20,600.0
- Chanthaburi Asset Management Co., Ltd.		
Beginning balance	16,380.0	18,366.0
Deductions	(4,010.0)	(1,986.0)
Ending balance	12,370.0	16,380.0

	(Million Baht)	
	The Bank	
	December 31, 2002	December 31, 2001
Accrued interest receivables		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	55.9	45.5
- Chanthaburi Asset Management Co., Ltd.	7.8	6.1
Deposits		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	321.6	118.2
- Chanthaburi Asset Management Co., Ltd.	153.3	105.1

	(Million Baht)	
	The Bank	
	For the Years Ended December 31,	
	2002	2001
Interest income		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	390.5	568.3
- Chanthaburi Asset Management Co., Ltd.	302.1	460.2

Loans to Thonburi Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of December 31, 2002 and 2001, the pledged deposits are Baht 321.6 million and Baht 118.2 million, respectively.

Loans to Chanthaburi Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of December 31, 2002 and 2001 the pledged deposits are Baht 153.3 million and Baht 105.1 million, respectively.

As of December 31, 2002 and 2001, the Bank has provided an allowance for doubtful accounts for Thonburi Asset Management Company Limited, classified as normal loans, amounting to Baht 169.1 million and Baht 206.5 million, for the respectively.

As of December 31, 2002 and 2001, the Bank has provided an allowance for doubtful accounts for Chanthaburi Asset Management Company Limited, classified as normal loans, amounting to Baht 123.8 million and Baht 163.9 million, for the respective years.

Income and expenses shared between the Bank, Thonburi Asset Management Company Limited and Chanthaburi Asset Management Company Limited are charged at cost, except for fee income which is charged at market prices.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4.27.4 Additional transactions occurring between the Bank and related business entities which are charged at market prices as with other normal business, are as follows:

1. Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies as of December 31, are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Loans				
Associated Companies				
- Thai Farmers Heller Factoring Co., Ltd.	70.0	73.0	70.0	73.0
- E. S. Industry Co., Ltd.	324.5	-	324.5	-
(As a result of reversal of loans and allowance for doubtful accounts in 2002)				
Deposits				
Subsidiary Companies				
- Thai Farmers Research Center Co., Ltd.	31.1	31.7	31.1	31.7
- Progress Appraisal Co., Ltd.	21.4	27.2	21.4	27.2
- Progress Land and Buildings Co., Ltd.	-	-	127.7	90.2
- Progress Software Co., Ltd.	33.5	19.5	33.5	19.5
- Thai Administration Services Co., Ltd.	41.3	16.9	41.3	16.9
- Kanpai Co., Ltd.	13.6	9.4	13.6	9.4
- Progress Plus Co., Ltd.	12.9	9.8	12.9	9.8
Associated Companies				
- Processing Center Co., Ltd.	19.1	23.6	19.1	23.6
- Thai Farmers Heller Factoring Co., Ltd.	19.5	15.6	19.5	15.6
Interbank and Money Market Items (Liabilities)				
Associated Company				
- Merrill Lynch Phatra Securities Co., Ltd.	4.6	3.1	4.6	3.1
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	19.6	15.3	19.6	15.3
- Progress Plus Co., Ltd.	16.1	12.1	16.1	12.1
- Progress Appraisal Co., Ltd.	5.5	3.5	5.5	3.5

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	50.0	79.1	50.0	79.1
Associated Companies				
- E.S. Industry Co., Ltd.	15.5	17.4	15.5	17.4
- N.C. Associate Co., Ltd.	6.2	2.1	6.2	2.1

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of December 31, 2002 and 2001, the Bank has rentals with remaining tenures amounting to Baht 6.6 Million and Baht 5.7 million, respectively.

2. Revenues and expenses occurring between the Bank, its subsidiary and associated companies for the years ended December 31, are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Subsidiary Companies				
Revenue:				
Dividend income	-	-	65.2	31.0
Fee income	-	-	47.2	306.0
Other income	10.1	9.0	10.5	9.0
Expenses:				
Other expenses	664.9	533.2	665.5	533.2
Associated Companies				
Revenues:				
Interest receivables	5.4	4.6	5.4	4.6
Dividend income	66.7	193.0	66.7	193.0
Fee income	1.7	1.9	1.7	1.9
Expenses:				
Other expenses	54.8	28.2	54.8	28.2

The Bank and Merrill Lynch Phatra Securities Company Limited have entered into business sale agreements relating to investment management services at Thai Farmers Asset Management Company Limited, a subsidiary of the Bank. The Bank has agreed to sell its business interest in the management of provident funds and private funds for Baht 265.3 million and Merrill Lynch Phatra Securities Company Limited agreed to sell its share of this business for Baht 273.9 million, the whole amounts of which have been received in 2001.

3. Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers or close members of their families have significant influence as of December 31, were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	2002	2001
Loans		
- Thai Telephone & Telecommunication Public Co., Ltd.	2,557.4	2,649.0
- The Industrial Finance Corporation of Thailand Co.,Ltd.	1,000.0	-
- Bangkok Intercontinental Hotels Co., Ltd.	284.5	313.1
- Siam Food Products Public Co.,Ltd.	50.6	43.1
- Jutha Maritime Public Co., Ltd.	10.0	10.0
- Indo Worth (Thailand) Ltd.	23.6	50.0
Deposits		
- Sermsuk Public Co., Ltd.	385.1	1,085.9
- Sermsuk Y.H.S. Beverage Co., Ltd.	16.4	12.7
- Com - Link Co., Ltd.	228.3	61.1
- Muang Thai Life Assurance Co., Ltd.	234.0	219.2
- Pathara Insurance Public Co., Ltd.	54.9	73.0
- Siam Food Products Public Co.,Ltd.	25.8	4.1
- Mitsubishi Elevator Asia Co., Ltd.	85.7	82.2
- Bangkok Glass Industry Co., Ltd.	64.8	48.8
- Thai British Security Printing Ltd.	36.4	18.5
- Punyariddhi Law Office Co.,Ltd.	14.9	-
Contingencies		
- Samart Telecom Public Co., Ltd.	40.5	33.4
- Dole Thailand Ltd.	87.2	39.0
- SermSuk Co., Ltd.	13.3	13.0
- Com - Link Co., Ltd.	59.2	59.2
- Thai British Security Printing Ltd.	20.7	26.1
- Siam Food Products Public Co.,Ltd.	16.9	47.6
- Yip in Tsoi & Jacks Ltd.	11.3	-
- Thai Telephone & Telecommunication Public Co., Ltd.	6.3	131.5

4. Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank as of December 31, are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	2002	2001
Deposits	444.5	484.7

4.28 Benefits of Directors and Executives

The Bank and its subsidiary companies have not paid other benefits to directors or executives except for the benefits that are normally paid such as directors' fees, directors' bonuses (if any) and income tax, executives' salaries and bonuses (if any).

4.29 Long-term Agreements

4.29.1 Lease Agreement

As of December 31, the Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies are committed to pay future rentals which are summarized as follows:

(Million Baht)

		Consolidated	The Bank
Type of Lease Agreement	Remaining Terms of Leases	2002	2002
Land/building lease agreements	January 1, 2003 – October 17, 2027	411.2	411.2
Vehicle lease agreements	January 1, 2003 – November 30, 2006	524.5	513.8
Total		935.7	925.0

(Million Baht)

		Consolidated	The Bank
Type of Lease Agreement	Remaining Terms of Leases	2001	2001
Land/building lease agreements	January 1, 2002 – October 17, 2027	500.9	500.9
Vehicle lease agreements	January 1, 2002 – December 31, 2005	585.4	573.1
Total		1,086.3	1,074.0

4.29.2 Service Agreement

On November 12, 2002 the Bank has entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which the service will be provided until December 31, 2012 and for which the Bank is committed to pay a total service fee of Baht 10,102.2 million .

4.30 The Financial Position and Results of Operations Differentiated by Domestic and Overseas Business

The financial position and results of operations differentiated by domestic and overseas business were summarized as follows

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	December 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	749,056.4	26,111.9	775,168.3	(14,386.2)	760,782.1
Interbank and money market items - net (assets)	89,581.0	5,259.3	94,840.3	-	94,840.3
Investments - net	144,963.2	19,900.8	164,864.0	-	164,864.0
Loans	505,259.4	943.5	506,202.9	-	506,202.9
Deposits	651,314.8	78.3	651,393.1	-	651,393.1
Interbank and money market items (liabilities)	5,693.4	-	5,693.4	-	5,693.4
Borrowing	39,967.2	8,588.8	48,556.0	-	48,556.0
Contingencies	395,106.2	20,673.4	415,779.6	(17,564.9)	398,214.7

(Million Baht)

	Consolidated				
	December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	755,580.2	31,462.4	787,042.6	(12,443.6)	774,599.0
Interbank and money market items - net (assets)	151,915.1	13,189.8	165,104.9	-	165,104.9
Investments - net	106,291.2	16,809.5	123,100.7	-	123,100.7
Loans	475,211.8	1,275.0	476,486.8	-	476,486.8
Deposits	664,223.3	308.4	664,531.7	-	664,531.7
Interbank and money market items (liabilities)	6,230.6	7,592.0	13,822.6	-	13,822.6
Borrowings	39,967.1	8,780.5	48,747.6	-	48,747.6
Contingencies	395,890.1	9,537.6	405,427.7	(19,557.7)	385,870.0

(Million Baht)

	The Bank December 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	748,976.5	26,111.9	775,088.4	(14,386.2)	760,702.2
Interbank and money market items-net (assets)	89,513.8	5,259.3	94,773.1	-	94,773.1
Investments - net	138,867.9	19,900.8	158,768.7	-	158,768.7
Loans	495,581.6	943.5	496,525.1	-	496,525.1
Deposits	651,921.8	78.3	652,000.1	-	652,000.1
Interbank and money market items (liabilities)	5,693.4	-	5,693.4	-	5,693.4
Borrowings	39,967.2	8,588.8	48,556.0	-	48,556.0
Contingencies	395,106.2	20,673.4	415,779.6	(17,564.9)	398,214.7

(Million Baht)

	The Bank December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	755,366.6	31,462.4	786,829.0	(12,443.6)	774,385.4
Interbank and money market items-net (assets)	151,406.0	13,189.8	164,595.8	-	164,595.8
Investments - net	96,655.8	16,809.5	113,465.3	-	113,465.3
Loans	464,865.0	1,275.0	466,140.0	-	466,140.0
Deposits	664,537.1	308.4	664,845.5	-	664,845.5
Interbank and money market items (liabilities)	6,239.3	7,592.0	13,831.3	-	13,831.3
Borrowings	39,967.1	8,780.5	48,747.6	-	48,747.6
Contingencies	395,890.1	9,537.6	405,427.7	(19,557.7)	385,870.0

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Year Ended December 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	35,524.7	837.2	36,361.9	(453.3)	35,908.6
Interest expense	16,496.7	1,242.8	17,739.5	(453.3)	17,286.2
Net income (expense) from interest and dividend	19,028.0	(405.6)	18,622.4	-	18,622.4
Non-interest income	7,374.9	631.7	8,006.6	(11.3)	7,995.3
Non-interest expense	19,883.6	112.9	19,996.5	(11.3)	19,985.2
Income before income tax	6,519.3	113.2	6,632.5	-	6,632.5

(Million Baht)

	Consolidated				
	For the Year Ended December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	37,662.8	1,757.5	39,420.3	(417.8)	39,002.5
Interest expense	19,901.2	1,943.6	21,844.8	(417.8)	21,427.0
Net income (expense) from interest and dividend	17,761.6	(186.1)	17,575.5	-	17,575.5
Non-interest income	7,662.7	515.6	8,178.3	-	8,178.3
Non-interest expense	23,930.5	143.9	24,074.4	-	24,074.4
Income before income tax	1,493.8	185.6	1,679.4	-	1,679.4

(Million Baht)

	The Bank				
	For the Year Ended December 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	32,954.0	837.2	33,791.2	(453.3)	33,337.9
Interest expense	16,496.7	1,242.8	17,739.5	(453.3)	17,286.2
Net income (expense) from interest and dividend	16,457.3	(405.6)	16,051.7	-	16,051.7
Non-interest income	7,368.4	631.7	8,000.1	(11.3)	7,988.8
Non-interest expense	17,369.3	112.9	17,482.2	(11.3)	17,470.9
Income before income tax	6,456.4	113.2	6,569.6	-	6,569.6

(Million Baht)

	The Bank				
	For the Year Ended December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	36,478.6	1,757.5	38,236.1	(417.8)	37,818.3
Interest expense	19,901.2	1,943.6	21,844.8	(417.8)	21,427.0
Net income(expense) from interest and dividend	16,577.4	(186.1)	16,391.3	-	16,391.3
Non-interest income	6,487.7	515.6	7,003.3	-	7,003.3
Non-interest expense	21,618.2	143.9	21,762.1	-	21,762.1
Income before income tax	1,446.9	185.6	1,632.5	-	1,632.5

4.31 Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans and is able to determine an appropriate return given the risk level of each loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPLs), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

Of the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net-loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR, and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and libility structure in order to maximize returns under the acceptable risk levels in order to best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including loans to financial institutions) at fixed and floating interest rates (MLR, MOR, and MRR) as of December 31, as follows:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Fixed interest rate	79,971.3	65,106.5	74,414.4	58,589.5
Floating interest rate	430,596.7	424,027.3	426,475.7	420,197.5
Total Loans (including financial institutions)	510,568.0	489,133.8	500,890.1	478,787.0

The following are interest-bearing financial assets and liabilities of the Bank and its subsidiaries, the average balances of which are calculated by using beginning and ending balances. The average interest and dividend rates represent the years ended December 31, 2002 and 2001 are as follows:

(Million Baht)

	Consolidated					
	2002			2001		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-earning Financial Assets						
Interbank and money market items	130,302.5	3,175.0	2.44	168,614.6	5,109.7	3.03
Securities purchased under resale agreements	11,050.0	402.9	3.65	1,950.0	145.4	7.46
Investments	148,011.5	6,430.3	4.34	114,796.4	5,509.7	4.80
Loans	491,344.9	25,900.4	5.27	486,313.8	28,237.7	5.81
Total	780,708.9	35,908.6	4.60	771,674.8	39,002.5	5.05
Interest-bearing Liabilities						
Deposits	657,962.4	11,812.4	1.80	655,764.2	14,619.5	2.23
Interbank and money market items	9,758.0	299.9	3.07	15,030.2	1,012.6	6.74
Securities sold under repurchase agreements	1,029.6	10.8	1.05	5.0	20.7	1.06
Borrowings	48,651.8	5,163.1	10.61	52,399.6	5,774.1	11.02
Total	717,401.8	17,286.2	2.41	723,199.0	21,426.9	2.96

(Million Baht)

	The Bank					
	2002			2001		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-earning Financial Assets						
Interbank and money market items	130,014.4	3,172.2	2.44	168,362.6	5,101.5	3.03
Securities purchased under resale agreements	11,050.0	402.9	3.65	1,950.0	145.4	7.46
Investments	137,383.8	4,756.1	3.46	101,643.9	4,615.1	4.54
Loans	481,332.5	25,006.7	5.20	473,429.9	27,956.3	5.91
Total	759,780.7	33,337.9	4.39	745,386.4	37,818.3	5.07
Interest-bearing Liabilities						
Deposits	658,422.8	11,812.4	1.79	656,089.6	14,619.5	2.23
Interbank and money market items	9,762.4	299.9	3.07	15,328.3	1,012.6	6.61
Securities sold under repurchase agreements	1,029.6	10.8	1.05	5.0	20.7	1.06
Borrowings	48,651.8	5,163.1	10.61	52,399.6	5,774.1	11.02
Total	717,866.6	17,286.2	2.41	723,822.5	21,426.9	2.96

Financial assets and liabilities, classified by maturity of interest repricing, as of December 31, 2002 and 2001 are shown below:

(Million Baht)

Consolidated

2002

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	9,764.2	-	9,764.2
Interbank and money market items	3,758.4	54,607.8	31,134.7	129.8	-	4,850.4	1,003.0	95,484.1
Securities purchased under resale agreements	-	18,400.0	-	-	-	-	-	18,400.0
Investments	15,240.5	38,054.8	4,487.8	69,689.7	16,631.8	8,501.5	15,582.9	168,189.0
Loans	286,080.6	33,039.2	548.8	127.7	-	1,797.3	184,609.3	506,202.9
Accrued Interest receivable	-	-	-	-	-	3,410.1	-	3,410.1
Customers' liability under acceptances	-	-	-	-	-	597.1	-	597.1
Accrued Income Receivable	-	-	-	-	-	1,949.5	-	1,949.5
Other assets	-	-	-	-	-	138.1	-	138.1
Total Financial Assets	305,079.5	144,101.8	36,171.3	69,947.2	16,631.8	31,008.2	201,195.2	804,135.0
Financial Liabilities								
Deposits	282,026.3	304,025.4	26,170.9	12,738.7	-	26,431.8	-	651,393.1
Interbank and money market items	1,521.9	174.0	2,023.2	-	-	1,974.3	-	5,693.4
Liabilities payable on demand	-	-	-	-	-	3,422.9	-	3,422.9
Borrowings	-	-	-	20,000.0	28,556.0	-	-	48,556.0
Bank's liability under acceptances	-	-	-	-	-	597.1	-	597.1
Accrued interest payable	-	-	-	-	-	3,030.0	-	3,030.0
Other liabilities	-	-	-	-	-	883.9	-	883.9
Total Financial Liabilities	283,548.2	304,199.4	28,194.1	32,738.7	28,556.0	36,340.0	-	713,576.4
On-balance sheet items	21,531.3	(160,097.6)	7,977.2	37,208.5	(11,924.2)	(5,331.8)	201,195.2	90,558.6
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	220,727.3	-	220,727.3
Cross-currency swaps	-	-	-	626.8	-	-	-	626.8
Interest rate swaps	-	8,648.0	-	2,911.1	-	-	-	11,559.1
Total off-balance sheet items	-	8,648.0	-	3,537.9	-	220,727.3	-	232,913.2

(Million Baht)

Consolidated

2001

Financial Assets	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	-	12,142.5	-	12,142.5
Interbank and money market items	1,063.3	159,333.5	221.1	412.6	-	4,090.4	-	165,120.9
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	-	3,700.0
Investments	531.9	22,354.9	3,016.0	49,623.5	23,696.0	8,975.2	19,636.6	127,834.1
Loans	275,124.1	15,039.0	2,862.9	1,318.1	21.4	1,473.8	180,647.5	476,486.8
Accrued Interest receivable	-	-	-	-	-	4,072.5	-	4,072.5
Customers' liability under acceptances	-	-	-	-	-	611.5	-	611.5
Accrued Income Receivables	-	-	-	-	-	1,855.7	-	1,855.7
Other assets	-	-	-	-	-	112.8	-	112.8
Total Financial Assets	276,719.3	200,427.4	6,100.0	51,354.2	23,717.4	33,334.4	200,284.1	791,936.8
Financial Liabilities								
Deposits	242,020.3	362,772.4	31,317.4	6,544.8	-	21,876.8	-	664,531.7
Interbank and money market items	1,038.6	5,117.6	6,113.3	-	-	1,553.1	-	13,822.6
Liabilities payable on demand	-	-	-	-	-	3,455.5	-	3,455.5
Borrowings	-	-	-	20,000.0	28,747.6	-	-	48,747.6
Bank's liability under acceptances	-	-	-	-	-	611.5	-	611.5
Accrued interest payable	-	-	-	-	-	3,685.2	-	3,685.2
Other liabilities	-	-	-	-	-	598.9	-	598.9
Total Financial Liabilities	243,058.9	367,890.0	37,430.7	26,544.8	28,747.6	31,781.0	-	735,453.0
On-balance sheet items	33,660.4	(167,462.6)	(31,330.7)	24,809.4	(5,030.2)	1,553.4	200,284.1	56,483.8
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	223,130.3	-	223,130.3
Cross-currency swaps	-	4,828.1	-	1,763.1	-	-	-	6,591.2
Interest rate swaps	-	794.3	-	2,084.0	-	-	-	2,878.3
Total off-balance sheet items	-	5,622.4	-	3,847.1	-	223,130.3	-	232,599.8

(Million Baht)

The Bank

2002

Financial Assets	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	-	9,764.1	-	9,764.1
Interbank and money market items	3,686.0	54,607.8	31,134.7	129.8	-	4,855.6	1,003.0	95,416.9
Securities purchased under resale agreements	-	18,400.0	-	-	-	-	-	18,400.0
Investments	15,240.5	37,665.6	4,487.8	69,501.5	16,631.8	14,196.6	1,257.4	158,981.2
Loans	286,080.6	62,259.2	548.8	127.7	-	1,797.3	145,711.4	496,525.0
Accrued interest receivable	-	-	-	-	-	1,934.4	-	1,934.4
Customers' liability under acceptances	-	-	-	-	-	597.1	-	597.1
Accrued income receivable	-	-	-	-	-	1,883.7	-	1,883.7
Other assets	-	-	-	-	-	120.3	-	120.3
Total Financial Assets	305,007.1	172,932.6	36,171.3	69,759.0	16,631.8	35,149.1	147,971.8	783,622.7
Financial Liabilities								
Deposits	282,154.3	304,025.4	26,170.9	12,738.7	-	26,910.8	-	652,000.1
Interbank and money market items	1,521.9	174.0	2,023.2	-	-	1,974.3	-	5,693.4
Liability payable on demand	-	-	-	-	-	3,422.9	-	3,422.9
Borrowings	-	-	-	20,000.0	28,556.0	-	-	48,556.0
Bank's liability under acceptances	-	-	-	-	-	597.1	-	597.1
Accrued interest payable	-	-	-	-	-	3,030.0	-	3,030.0
Other liabilities	-	-	-	-	-	621.3	-	621.3
Total Financial Liabilities	283,676.2	304,199.4	28,194.1	32,738.7	28,556.0	36,556.4	-	713,920.8
On-balance sheet items	21,330.9	(131,266.8)	7,977.2	37,020.3	(11,924.2)	(1,407.3)	147,971.8	69,701.9
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	220,727.3	-	220,727.3
Cross-currency swaps	-	-	-	626.8	-	-	-	626.8
Interest rate swaps	-	8,648.0	-	2,911.1	-	-	-	11,559.1
Total off-balance sheet items	-	8,648.0	-	3,537.9	-	220,727.3	-	232,913.2

(Million Baht)

The Bank

2001

Financial Assets	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	-	12,142.4	-	12,142.4
Interbank and money market items	948.1	158,938.8	221.1	412.6	-	4,091.2	-	164,611.8
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	-	3,700.0
Investments	531.9	22,354.9	3,016.0	49,555.1	23,580.3	15,423.9	1,324.4	115,786.5
Loans	275,124.1	52,019.0	2,862.9	1,318.1	21.4	1,473.8	133,320.7	466,140.0
Accrued interest receivable	-	-	-	-	-	2,102.8	-	2,102.8
Customers' liability under acceptances	-	-	-	-	-	611.5	-	611.5
Accrued income receivables	-	-	-	-	-	1,792.9	-	1,792.9
Other assets	-	-	-	-	-	90.4	-	90.4
Total Financial Assets	276,604.1	237,012.7	6,100.0	51,285.8	23,601.7	37,728.9	134,645.1	766,978.3
Financial Liabilities								
Deposits	242,110.5	362,772.4	31,317.4	6,544.8	-	22,100.4	-	664,845.5
Interbank and money market items	1,047.3	5,117.6	6,113.3	-	-	1,553.1	-	13,831.3
Liabilities payable on demand	-	-	-	-	-	3,455.5	-	3,455.5
Borrowings	-	-	-	20,000.0	28,747.6	-	-	48,747.6
Bank's liability under acceptances	-	-	-	-	-	611.5	-	611.5
Accrued interest payable	-	-	-	-	-	3,685.2	-	3,685.2
Other liabilities	-	-	-	-	-	454.5	-	454.5
Total Financial Liabilities	243,157.8	367,890.0	37,430.7	26,544.8	28,747.6	31,860.2	-	735,631.1
On-balance sheet items	33,446.3	(130,877.3)	(31,330.7)	24,741.0	(5,145.9)	5,868.7	134,645.1	31,347.2
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	223,130.3	-	223,130.3
Cross-currency swaps	-	4,828.1	-	1,763.1	-	-	-	6,591.2
Interest rate swaps	-	794.3	-	2,084.0	-	-	-	2,878.3
Total off-balance sheet items	-	5,622.4	-	3,847.1	-	223,130.3	-	232,599.8

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

The Bank and its subsidaries' foreign currency position, as of December 31, as follows:

(Million Baht)

	Consolidated 2002						
	Currency						
	Baht	US Dollar	Yen	Pounds	Euro	Others	Total
Assets							
Cash	9,535.1	80.4	13.8	7.4	91.1	36.4	9,764.2
Interbank and money market items - net	7,085.4	87,654.1	0.3	2.4	40.4	57.7	94,840.3
Securities purchased under resale agreements	18,400.0	-	-	-	-	-	18,400.0
Investments - net	131,767.0	32,772.5	324.5	-	-	-	164,864.0
Loans and accrued interest receivables - net	409,482.7	17,695.0	676.8	174.1	711.3	368.4	429,108.3
Customers' liability under acceptances	597.1	-	-	-	-	-	597.1
Accrued income receivables	1,469.4	477.2	2.9	-	-	-	1,949.5
Other assets - net	134.5	0.4	-	-	-	3.2	138.1
Total assets	578,471.2	138,679.6	1,018.3	183.9	842.8	465.7	719,661.5

(Million Baht)

	Consolidated						
	2002						
	Currency						
	Baht	US Dollar	Yen	Pounds	Euro	Others	Total
Liabilities							
Deposits	649,141.0	1,855.1	224.1	34.1	110.8	28.0	651,393.1
Interbank and money market items	5,249.6	116.0	78.2	8.4	37.9	203.3	5,693.4
Liability payable on demand	3,422.9	-	-	-	-	-	3,422.9
Borrowings	39,967.2	8,588.8	-	-	-	-	48,556.0
Bank's liability under acceptances	597.1	-	-	-	-	-	597.1
Accrued interest payables	2,772.1	257.9	-	-	-	-	3,030.0
Other liabilities	838.1	35.9	3.2	1.9	4.7	0.1	883.9
Total liabilities	701,988.0	10,853.7	305.5	44.4	153.4	231.4	713,576.4
Foreign currency position of on-balance items - net	(123,516.8)	127,825.9	712.8	139.5	689.4	234.3	6,085.1
Off-balance sheet items - net (Forward exchange contracts and cross-currency swaps)	123,174.7	(121,553.6)	(1,020.8)	(157.4)	(726.3)	(596.9)	(880.3)

(Million Baht)

	Consolidated						
	2001						
	Currency						
	Baht	US Dollar	Yen	Pounds	Euro	Others	Total
Assets							
Cash	11,873.5	127.4	9.0	2.9	19.5	110.2	12,142.5
Interbank and money market items - net	4,174.4	160,573.1	9.3	31.2	97.7	219.2	165,104.9
Securities purchased under resale agreements	3,700.0	-	-	-	-	-	3,700.0
Investmentsn - net	100,481.6	22,619.1	-	-	-	-	123,100.7
Loans and accrued interest receivables - net	408,141.8	16,123.1	388.2	115.7	407.4	276.1	425,452.3
Customers' liability under acceptances	611.5	-	-	-	-	-	611.5
Accrued income receivables	985.8	869.9	-	-	-	-	1,855.7
Other assets - net	109.0	0.5	-	-	-	3.3	112.8
Total assets	530,077.6	200,313.1	406.5	149.8	524.6	608.8	732,080.4
Liabilities							
Deposits	660,609.5	3,545.0	181.9	14.9	100.9	79.5	664,531.7
Interbank and money market items	5,608.6	8,004.9	4.0	7.9	11.4	185.8	13,822.6
Liability payable on demand	3,455.5	-	-	-	-	-	3,455.5
Borrowings	39,967.1	8,780.5	-	-	-	-	48,747.6
Bank's liability under acceptances	611.5	-	-	-	-	-	611.5
Accrued interest payables	3,294.8	390.4	-	-	-	-	3,685.2
Other liabilities	542.4	44.3	0.8	2.0	9.4	-	598.9
Total liabilities	714,089.4	20,765.1	186.7	24.8	121.7	265.3	735,453.0
Foreign currency position of on balance sheet items - net	(184,011.8)	179,548.0	219.8	125.0	402.9	343.5	(3,372.6)
Off-balance sheet items - net (Forward exchange contracts and cross-currency swaps)	177,165.8	(174,516.4)	(223.6)	(129.6)	(557.1)	(196.4)	1,542.7

(Million Baht)

	The Bank						
	2002						
	Currency						
	Baht	US Dollar	Yen	Pounds	Euro	Others	Total
Assets							
Cash	9,535.0	80.4	13.8	7.4	91.1	36.4	9,764.1
Interbank and money market items - net	7,018.2	87,654.1	0.3	2.4	40.4	57.7	94,773.1
Securities purchased under resale agreements - net	18,400.0	-	-	-	-	-	18,400.0
Investments - net	125,671.7	32,772.5	324.5	-	-	-	158,768.7
Loans and Accrued interest receivables - net	420,466.7	17,695.0	676.8	174.1	711.3	368.4	440,092.3
Customers' liability under acceptances	597.1	-	-	-	-	-	597.1
Accrued income receivables	1,403.6	477.2	2.9	-	-	-	1,883.7
Other assets - net	116.7	0.4	-	-	-	3.2	120.3
Total assets	583,209.0	138,679.6	1,018.3	183.9	842.8	465.7	724,399.3
Liabilities							
Deposits	649,748.0	1,855.1	224.1	34.1	110.8	28.0	652,000.1
Interbank and money market items	5,249.6	116.0	78.2	8.4	37.9	203.3	5,693.4
Liability payable on demand	3,422.9	-	-	-	-	-	3,422.9
Borrowings	39,967.2	8,588.8	-	-	-	-	48,556.0
Bank's liability under acceptances	597.1	-	-	-	-	-	597.1
Accrued interest payables	2,772.1	257.9	-	-	-	-	3,030.0
Other liabilities	577.4	35.9	3.2	-	4.7	0.1	621.3
Total liabilities	702,334.3	10,853.7	305.5	42.5	153.4	231.4	713,920.8
Foreign currency position - net	(119,125.3)	127,825.9	712.8	141.4	689.4	234.3	10,478.5
Off-balance sheet items - net (Forward exchange contracts and cross-currency swaps)	123,174.7	(121,553.6)	(1,020.8)	(157.4)	(726.3)	(596.9)	(880.3)

(Million Baht)

	The Bank						
	2001						
	Currency						
	Baht	US Dollar	Yen	Pounds	Euro	Others	Total
Assets							
Cash	11,873.4	127.4	9.0	2.9	19.5	110.2	12,142.4
Interbank and money market items - net	3,665.3	160,573.1	9.3	31.2	97.7	219.2	164,595.8
Securities purchased under resale agreements	3,700.0	-	-	-	-	-	3,700.0
Investments - net	90,846.2	22,619.1	-	-	-	-	113,465.3
Loans and accrued interest receivables - net	422,232.1	16,123.1	388.2	115.7	407.4	276.1	439,542.6
Customers' liability under acceptances	611.5	-	-	-	-	-	611.5
Accrued income receivables	923.0	869.9	-	-	-	-	1,792.9
Other assets - net	86.6	0.5	-	-	-	3.3	90.4
Total assets	533,938.1	200,313.1	406.5	149.8	524.6	608.8	735,940.9
Liabilities							
Deposits	660,923.3	3,545.0	181.9	14.9	100.9	79.5	664,845.5
Interbank and money market items	5,617.3	8,004.9	4.0	7.9	11.4	185.8	13,831.3
Liability payable on demand	3,455.5	-	-	-	-	-	3,455.5
Borrowings	39,967.1	8,780.5	-	-	-	-	48,747.6
Bank's liability under acceptances	611.5	-	-	-	-	-	611.5
Accrued interest payables	3,294.8	390.4	-	-	-	-	3,685.2
Other liabilities	399.7	44.3	0.8	0.3	9.4	-	454.5
Total liabilities	714,269.2	20,765.1	186.7	23.1	121.7	265.3	735,631.1
Foreign currency position of on –balance sheet items - net	(180,331.1)	179,548.0	219.8	126.7	402.9	343.5	309.8
Off-balance sheet items - net (Forward exchange contracts and cross-currency swaps)	177,165.8	(174,516.4)	(223.6)	(129.6)	(557.1)	(196.4)	1,542.7

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investment, but to divest any equity position that is not directly related to the main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is risk that the Bank may not be able to meet its obligations as they fall due, because of inability to realize its assets, or to cover funding requirements at an appropriate price, thus resulting in losses to the Bank.

The Bank manages its liquidity position under the BoT's liquidity reserve and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources, as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. Management of liquidity risk is supervised by the Asset and Liabilities Management Sub-committee.

A maturity analysis of financial assets and liabilities and off- balance sheet items as of December 31, 2002 and 2001 were as follows:

(Million Baht)

Consolidated

2002

	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	9,764.2	9,764.2
Interbank and money market items	8,280.0	55,450.3	31,134.7	251.2	197.6	170.3	95,484.1
Securities purchased under resale agreements	-	18,400.0	-	-	-	-	18,400.0
Investments	10,084.9	40,798.5	5,536.3	72,833.0	31,030.1	7,906.2	168,189.0
Loans	211,370.4	120,455.6	5,477.5	74,384.4	94,515.0	-	506,202.9
Accrued interest receivables	-	3,410.1	-	-	-	-	3,410.1
Customers' liability under acceptances	-	597.1	-	-	-	-	597.1
Accrued income receivables	-	1,949.5	-	-	-	-	1,949.5
Other assets	-	-	-	-	-	138.1	138.1
Total Financial Assets	229,735.3	241,061.1	42,148.5	147,468.6	125,742.7	17,978.8	804,135.0

(Million Baht)

	Consolidated 2002						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Liabilities							
Deposits	308,458.1	304,025.4	26,170.9	12,738.7	-	-	651,393.1
Interbank and money market items	3,496.2	174.0	2,023.2	-	-	-	5,693.4
Liability payable on demand	3,422.9	-	-	-	-	-	3,422.9
Borrowings	-	-	-	20,000.0	8,588.9	19,967.1	48,556.0
Bank's liability under acceptances	-	597.1	-	-	-	-	597.1
Accrued interest payables	-	2,640.4	197.3	192.3	-	-	3,030.0
Other liabilities	-	-	-	-	-	883.9	883.9
Total Financial Liabilities	315,377.2	307,436.9	28,391.4	32,931.0	8,588.9	20,851.0	713,576.4
Liquidity-net	(85,641.9)	(66,375.8)	13,757.1	114,537.6	117,153.8	(2,872.2)	90,558.6
Off-balance sheet items							
Avals on bills	-	261.1	-	-	-	-	261.1
Letters of indemnity borrowings	433.2	57.2	56.8	722.7	286.8	4,773.7	6,330.4
Other guarantees	3,187.0	5,558.3	5,575.9	2,194.0	6.4	12,139.6	28,661.2
Letters of credit	-	8,875.6	-	-	-	-	8,875.6
Forward exchange contracts	-	209,069.3	11,441.7	216.3	-	-	220,727.3
Cross-currency swaps	-	-	-	626.8	-	-	626.8
Interest rate swaps	-	8,648.0	-	2,911.1	-	-	11,559.1
Total off-balance sheet items	3,620.2	232,469.5	17,074.4	6,670.9	293.2	16,913.3	277,041.5

(Million Baht)

	Consolidated 2001						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	12,142.5	12,142.5
Interbank and money market items	4,714.8	159,389.1	221.1	412.6	-	383.3	165,120.9
Securities purchased under							
Resale agreements	-	3,700.0	-	-	-	-	3,700.0
Investments	11,764.5	18,989.8	5,974.1	52,849.4	29,333.6	8,922.7	127,834.1
Loans	192,501.6	101,196.2	9,074.9	73,515.2	100,198.9	-	476,486.8
Accrued interest receivables	-	4,072.5	-	-	-	-	4,072.5
Customers' liability under							
acceptances	-	611.5	-	-	-	-	611.5
Accrued income receivables	-	1,855.7	-	-	-	-	1,855.7
Other assets	-	-	-	-	-	112.8	112.8
Total Financial Assets	208,980.9	289,814.8	15,270.1	126,777.2	129,532.5	21,561.3	791,936.8
Financial liabilities							
Deposits	263,897.1	362,772.4	31,317.4	6,544.8	-	-	664,531.7
Interbank and money market items	2,591.7	5,117.6	6,113.3	-	-	-	13,822.6
Liability payable on demand	3,455.5	-	-	-	-	-	3,455.5
Borrowings	-	-	-	20,000.0	8,780.5	19,967.1	48,747.6
Bank's liability under acceptances	-	611.5	-	-	-	-	611.5
Accrued interest payables	-	3,257.4	332.8	95.0	-	-	3,685.2
Other liabilities	-	-	-	-	-	598.9	598.9
Total Financial Liabilities	269,944.3	371,758.9	37,763.5	26,639.8	8,780.5	20,566.0	735,453.0
Liquidity-net	(60,963.4)	(81,944.1)	(22,493.4)	100,137.4	120,752.0	995.3	56,483.8
Off-balance sheet items							
Avals on bills	-	223.0	-	-	-	-	223.0
Letters of indemnity borrowings	254.9	301.1	21.5	5.0	1,162.3	7,120.4	8,865.2
Other guarantees	2,856.1	5,960.6	5,445.8	1,808.8	53.9	12,866.5	28,991.7
Letters of credit	-	6,529.4	-	-	-	-	6,529.4
Forward exchange contracts	-	221,689.7	1,133.8	306.8	-	-	223,130.3
Cross-currency swaps	-	4,828.1	-	1,763.1	-	-	6,591.2
Interest rate swaps	-	794.3	-	2,084.0	-	-	2,878.3
Total off-balance sheet items	3,111.0	240,326.2	6,601.1	5,967.7	1,216.2	19,986.9	277,209.1

(Million Baht)

	The Bank 2002						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	9,764.1	9,764.1
Interbank and money market items	8,212.8	55,450.3	31,134.7	251.2	197.6	170.3	95,416.9
Securities purchased under Resale agreements	-	18,400.0	-	-	-	-	18,400.0
Investments	722.7	39,799.4	5,428.6	71,635.9	27,793.2	13,601.4	158,981.2
Loans	187,503.3	148,679.8	5,268.3	72,408.9	82,664.7	-	496,525.0
Accrued interest receivables	-	1,934.4	-	-	-	-	1,934.4
Customers' liability under Acceptances	-	597.1	-	-	-	-	597.1
Accrued income receivables	-	1,883.7	-	-	-	-	1,883.7
Other assets	-	-	-	-	-	120.3	120.3
Total Financial Assets	196,438.8	266,744.7	41,831.6	144,296.0	110,655.5	23,656.1	783,622.7
Financial Liabilities							
Deposits	309,065.1	304,025.4	26,170.9	12,738.7	-	-	652,000.1
Interbank and money market items	3,496.2	174.0	2,023.2	-	-	-	5,693.4
Liability payable on demand	3,422.9	-	-	-	-	-	3,422.9
Borrowings	-	-	-	20,000.0	8,588.9	19,967.1	48,556.0
Bank's liability under acceptances	-	597.1	-	-	-	-	597.1
Accrued interest payables	-	2,640.4	197.3	192.3	-	-	3,030.0
Other liabilities	-	-	-	-	-	621.3	621.3
Total Financial Liabilities	315,984.2	307,436.9	28,391.4	32,931.0	8,588.9	20,588.4	713,920.8
Liquidity-net	(119,545.4)	(40,692.2)	13,440.2	111,365.0	102,066.6	3,067.7	69,701.9
Off-balance sheet items							
Avals on bills	-	261.1	-	-	-	-	261.1
Letters of indemnity borrowing	433.2	57.2	56.8	722.7	286.8	4,773.7	6,330.4
Other guarantees	3,187.0	5,558.3	5,575.9	2,194.0	6.4	12,139.6	28,661.2
Letters of credit	-	8,875.6	-	-	-	-	8,875.6
Forward exchange contracts	-	209,069.3	11,441.7	216.3	-	-	220,727.3
Cross-currency swaps	-	-	-	626.8	-	-	626.8
Interest rate swaps	-	8,648.0	-	2,911.1	-	-	11,559.1
Total off-balance sheet items	3,620.2	232,469.5	17,074.4	6,670.9	293.2	16,913.3	277,041.5

(Million Baht)

	The Bank 2001						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	12,142.4	12,142.4
Interbank and money market items	4,600.5	158,994.3	221.1	412.6	-	383.3	164,611.8
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	3,700.0
Investments	655.2	18,783.6	5,555.1	50,964.9	24,456.3	15,371.4	115,786.5
Loans	161,795.2	135,036.2	7,895.1	70,624.8	90,788.7	-	466,140.0
Accrued interest receivables	-	2,102.8	-	-	-	-	2,102.8
Customers' liability under Acceptances	-	611.5	-	-	-	-	611.5
Accrued income receivables	-	1,792.9	-	-	-	-	1,792.9
Other assets	-	-	-	-	-	90.4	90.4
Total Financial Assets	167,050.9	321,021.3	13,671.3	122,002.3	115,245.0	27,987.5	766,978.3
Financial Liabilities							
Deposits	264,210.9	362,772.4	31,317.4	6,544.8	-	-	664,845.5
Interbank and money market items	2,600.4	5,117.6	6,113.3	-	-	-	13,831.3
Liabilities payable on demand	3,455.5	-	-	-	-	-	3,455.5
Borrowings	-	-	-	20,000.0	8,780.5	19,967.1	48,747.6
Bank's liability under acceptances	-	611.5	-	-	-	-	611.5
Accrued interest payables	-	3,257.4	332.8	95.0	-	-	3,685.2
Other liabilities	-	-	-	-	-	454.5	454.5
Total Financial Liabilities	270,266.8	371,758.9	37,763.5	26,639.8	8,780.5	20,421.6	735,631.1
Liquidity-net	(103,215.9)	(50,737.6)	(24,092.2)	95,362.5	106,464.5	7,565.9	31,347.2
Off-balance sheet items							
Avals on bills	-	223.0	-	-	-	-	223.0
Letters of indemnity borrowings	254.9	301.1	21.5	5.0	1,162.3	7,120.4	8,865.2
Other guarantees	2,856.1	5,960.6	5,445.8	1,808.8	53.9	12,866.5	28,991.7
Letters of credit	-	6,529.4	-	-	-	-	6,529.4
Forward exchange contracts	-	221,689.7	1,133.8	306.8	-	-	223,130.3
Cross-currency swaps	-	4,828.1	-	1,763.1	-	-	6,591.2
Interest rate swaps	-	794.3	-	2,084.0	-	-	2,878.3
Total off-balance sheet items	3,111.0	240,326.2	6,601.1	5,967.7	1,216.2	19,986.9	277,209.1

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off – balance sheet items as of December 31, 2002 and 2001

(Million Baht)

	Consolidated			
	2002		2001	
	Carrying Amount	Fair value	Carrying amount	Fair value
Financial Assets				
Cash	9,764.2	9,764.2	12,142.5	12,142.5
Interbank and money market items - net	94,840.3	94,840.3	165,104.9	165,104.9
Securities purchased under resale agreements	18,400.0	18,400.0	3,700.0	3,700.0
Investments - net	164,864.0	166,095.7	123,100.7	124,299.1
Loans and accrued interest receivables - net	429,108.3	429,108.3	425,452.3	425,452.3
Customers' liability under acceptances	597.1	597.1	611.5	611.5
Accrued income receivables	1,949.5	1,949.5	1,855.7	1,855.7
Other assets	138.1	138.1	112.8	112.8
Total Financial Assets	719,661.5	720,893.2	732,080.4	733,278.8
Financial Liabilities				
Deposits	651,393.1	651,393.1	664,531.7	664,531.7
Interbank and money market items	5,693.4	5,693.4	13,822.6	13,822.6
Liability payable on demand	3,422.9	3,422.9	3,455.5	3,455.5
Borrowings	48,556.0	49,791.0	48,747.6	48,391.0
Bank's liability under acceptances	597.1	597.1	611.5	611.5
Accrued interest payables	3,030.0	3,030.0	3,685.2	3,685.2
Other liabilities	883.9	883.9	598.9	598.9
Total Financial Liabilities	713,576.4	714,811.4	735,453.0	735,096.4
Off–balance sheet items				
Forward exchange contracts	220,727.3	(1,114.4)	223,130.3	708.5
Cross-currency swaps	626.8	(29.6)	6,591.2	997.0
Interest rate swaps	11,559.1	38.3	2,878.3	26.9
Total off-balance sheet items	232,913.2	(1,105.7)	232,599.8	1,732.4

(Million Baht)

	The Bank			
	2002		2001	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	9,764.1	9,764.1	12,142.4	12,142.4
Interbank and money market items - net	94,773.1	94,773.1	164,595.8	164,595.8
Securities purchased under resale agreements	18,400.0	18,400.0	3,700.0	3,700.0
Investments - net	158,768.7	159,994.7	113,465.3	114,663.6
Loans and accrued interest receivables - net	440,092.3	440,092.3	439,542.6	439,542.6
Customers' liability under acceptances	597.1	597.1	611.5	611.5
Accrued income receivables	1,883.7	1,883.7	1,792.9	1,792.9
Other assets	120.3	120.3	90.4	90.4
Total Financial Assets	724,399.3	725,625.3	735,940.9	737,139.2
Financial Liabilities				
Deposits	652,000.1	652,000.1	664,845.5	664,845.5
Interbank and money market items	5,693.4	5,693.4	13,831.3	13,831.3
Liability payable on demand	3,422.9	3,422.9	3,455.5	3,455.5
Borrowings	48,556.0	49,791.0	48,747.6	48,391.0
Bank's liability under acceptances	597.1	597.1	611.5	611.5
Accrued interest payables	3,030.0	3,030.0	3,685.2	3,685.2
Other liabilities	621.3	621.3	454.5	454.5
Total Financial Liabilities	713,920.8	715,155.8	735,631.1	735,274.5
Off–balance sheet items				
Forward exchange contracts	220,727.3	(1,114.4)	223,130.3	708.5
Cross-currency swaps	626.8	(29.6)	6,591.2	997.0
Interest rate swaps	11,559.1	38.3	2,878.3	26.9
Total off-balance sheet items	232,913.2	(1,105.7)	232,599.8	1,732.4

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances and accrued interest payables are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.4.

The fair value of general investments are stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts since most loans are floating rate ones.

The carrying values of deposits are usually approximate fair values, except for negotiable certificates of deposit (NCDs) for which fair value is calculated by using the expected yield of these instruments.

The fair values of other borrowings is estimated from market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

1. Hedging of the Bank's exposure to financial risks.

   Hedging activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

   Derivatives undertaken for this purpose include Forward Exchange Contracts, Cross-Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk on derivatives transactions by using procedures similar to those used when granting general loans.

2. Hedging of the customer's exposure to financial risks.

   At the request of a customer, the Bank will enter into certain derivative contracts to protect the customer against financial risk. The Bank uses appropriate hedging tools to take advantage of price differences or net market price changes.

   The derivatives used for this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The market risk of derivative transactions used to hedge the customer's exposure comprises exchange rate risk and interest rate risk. To minimize these risks, the Bank's policy is to conduct full-amount hedges with customers or counterparties. The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

3. Trading Purposes

   The objective of derivatives for trading purposes is to take advantage of price movements in the short-term market.

   Derivatives undertaken for this purpose include Forward Exchange Contracts, Cross-Currency Swaps and Interest Rate Swaps.

The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

4.32 Reclassification of Accounts

Certain accounts in the financial statements for the year 2001 have been reclassified to conform with the presentation in the financial statements for the year 2002.